      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 3, 2000



                                                      REGISTRATION NO. 333-35962

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                              AMPHENOL CORPORATION
             (Exact name of registrant as specified in its charter)

                          DELAWARE                                                     22-2785165
       (State or other jurisdiction of incorporation)                     (I.R.S. Employer Identification No.)

                            ------------------------

                                358 HALL AVENUE
                         WALLINGFORD, CONNECTICUT 06492
                                 (203) 265-8900
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

                            EDWARD C. WETMORE, ESQ.
                              AMPHENOL CORPORATION
                                358 HALL AVENUE
                         WALLINGFORD, CONNECTICUT 06492
                                 (203) 265-8900
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                   COPIES TO:

           JOHN B. TEHAN, ESQ.                    PHILIP E. COVIELLO, JR., ESQ.
        SIMPSON THACHER & BARTLETT                       LATHAM & WATKINS
           425 LEXINGTON AVENUE                    885 THIRD AVENUE, SUITE 1000
         NEW YORK, NEW YORK 10017                    NEW YORK, NEW YORK 10022

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE ARE PERMITTED BY U.S. FEDERAL SECURITIES LAWS TO OFFER THESE SECURITIES USING THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC RELATING TO THESE SECURITIES IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.

                       SUBJECT TO COMPLETION--MAY 3, 2000


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

PROSPECTUS
         , 2000

                              AMPHENOL CORPORATION
                    6,000,000 SHARES OF CLASS A COMMON STOCK

----------------------------------------------------------------------

THE COMPANY:

- We are one of the world's largest designers, manufacturers and marketers of electrical, electronic and fiber optic connectors, interconnect systems and coaxial and flat-ribbon cable.

- The primary end markets for our products are voice, video and data communications systems, including wireless handsets, cable television systems and personal computer peripherals; commercial and military aerospace electronics; automotive and mass transportation applications; and industrial factory automation equipment.

- Amphenol Corporation
  358 Hall Avenue
  Wallingford, CT 06492
  (203) 265-8900

NYSE SYMBOL: APH

THE OFFERING:


- The selling stockholders identified on page 34 of this prospectus are offering all of the shares. After the offering, on a pro forma basis, Kohlberg Kravis Roberts & Co., L.P., through it affiliates, will own not less than 50.0% of our Class A common stock, which represents not less than 78.7% of its initial investment.


- The underwriters have an option to purchase an additional 900,000 shares from the selling stockholders to cover over-allotments.


- There is an existing trading market for the shares. The last reported sale price on the NYSE on May 3, 2000 was $51 5/8 per share.


- We will not receive any proceeds from the shares sold in the offering.

- Closing:            , 2000.

-----------------------------------------------------------------------------------
                                                   Per Share              Total
-----------------------------------------------------------------------------------
Public offering price:                               $                 $
Underwriting fees:
Proceeds to the selling stockholders:
-----------------------------------------------------------------------------------

    THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.
---------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE

           LEHMAN BROTHERS

                      MERRILL LYNCH & CO.

                                 SALOMON SMITH BARNEY

Picture of global map showing the Company's manufacturing and assembly operations.

Picture of two radio frequency connectors or assemblies used in cellular telephone base stations.

Picture of two smart card acceptor devices (devices which accept encoded cards) used in global satellite wireless handsets.

Picture of two connectors used internally in wireless handsets and personal communication devices for both battery and antenna interconnections.

Picture of a connector assembly used in medical equipment applications.

Picture of eight different rectangular high-density Printed Circuit Board Connectors used in aerospace applications.

                               TABLE OF CONTENTS

                                           PAGE
                                         --------
Prospectus Summary.....................      1

Risk Factors...........................      8

Use of Proceeds........................     12

Price Range of Class A Common Stock
  and Dividend Policy..................     12

Capitalization.........................     13

Selected Consolidated Financial Data...     14

Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................     16

Business...............................     21

                                           PAGE
                                         --------

Management.............................     31

Principal and Selling Stockholders.....     33

Description of Capital Stock...........     35

Underwriting...........................     36

Legal Matters..........................     38

Experts................................     38

Where You Can Find More Information....     38

Index to Consolidated Financial
  Statements...........................    F-1

                     (This page intentionally left blank.)

                               PROSPECTUS SUMMARY

    THE FOLLOWING SECTION SUMMARIZES MORE DETAILED INFORMATION PRESENTED LATER IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING THE "RISK FACTORS." UNLESS THE CONTEXT OTHERWISE SUGGESTS, "WE," "US," "OUR" AND SIMILAR TERMS, AS WELL AS REFERENCES TO "AMPHENOL" OR THE "COMPANY," ALL REFER TO AMPHENOL CORPORATION AND ITS SUBSIDIARIES UNLESS THE CONTEXT REQUIRES OTHERWISE. THE ADDRESS AND TELEPHONE NUMBER OF AMPHENOL'S PRINCIPAL EXECUTIVE OFFICES ARE 358 HALL AVENUE, WALLINGFORD, CONNECTICUT 06492, (203) 265-8900. UNLESS INDICATED OTHERWISE, THE INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED.

                                  THE COMPANY

    We are one of the world's largest designers, manufacturers and marketers of electrical, electronic and fiber optic connectors, interconnect systems and coaxial and flat-ribbon cable. The primary end markets for our products are:

    - communication systems for the converging technologies of voice, video and data communications;

    - commercial and military aerospace electronics applications; and

    - industrial factory automation equipment and automotive and mass transportation applications.

    We focus on optimizing our mix of higher margin, higher growth application-specific products in our product offerings and maintaining continuing programs of productivity improvement. As a result of these initiatives, our operating profit margin has increased from 13.5% in fiscal year 1993 to 16.9% for the three months ended March 31, 2000. In 1999 we reported net sales, operating profit and income before extraordinary items of $1,010.6 million, $160.7 million and $44.3 million, respectively. For the three months ended March 31, 2000, we reported net sales, operating profit and net income of $300.0 million, $50.7 million and $20.3 million, respectively. The table below summarizes information regarding our primary markets and end applications for our products:

                                                          COMMERCIAL AND
                                                      MILITARY AEROSPACE AND
                                                    OTHER MILITARY ELECTRONICS    INDUSTRIAL, TRANSPORTATION
                            COMMUNICATIONS                 APPLICATIONS                   AND OTHER
                     ----------------------------  ----------------------------  ----------------------------
PERCENTAGE           60% (including 24% for the                19%                           21%
OF SALES*            cable television market)

PRIMARY              Voice                         Military and Commercial       Factory Automation
END                  - wireless handsets and       Aircraft                      Instrumentation Systems
APPLICATIONS           personal communication      - avionics                    Automobile Systems
                       devices                     - engine controls             Mass Transportation Systems
                     - base stations and other     - flight controls             Oil Exploration
                       wireless infrastructure     - entertainment systems
                     Video                         Missile Systems
                     - cable television networks   Battlefield Communications
                       and related consumer        Satellite and Space Station
                       electronics                 Programs
                     Data
                     - cable modems
                     - personal computers and
                       related peripherals

------------------

*For the year ended December 31, 1999.

    We design and manufacture connectors and interconnect systems which are used primarily to conduct electrical and optical signals for a wide range of sophisticated electronic applications. We believe, based primarily on published market research, that we are one of the largest connector manufacturers in the world. We have developed a broad range of connector and interconnect products to serve the rapidly growing and converging voice, video and data communications markets. These markets include wireless communications, including cellular and personal communication networks, fiber optic networks and broadband cable networks. Based primarily on published market research, we also believe that we are the leading supplier of high performance environmental connectors that require superior performance and reliability under conditions of stress and in hostile environments. These conditions are frequently encountered in commercial and military aerospace applications and other demanding industrial applications such as oil exploration, medical instrumentation and off-road construction. We are also one of the leaders in developing interconnect products for factory automation, machine tools, instrumentation systems, mass transportation applications and automotive safety applications including airbags, pretensioner seatbelts and anti-lock braking systems.

    We believe that the worldwide industry for interconnect products and systems is highly fragmented with over 2,000 producers of connectors worldwide, of which the 10 largest, including Amphenol, accounted for a combined market share of approximately 34% in 1999. Industry analysts estimate that the total sales for the industry were approximately $37 billion in 1999.

    Our Times Fiber subsidiary is the world's second largest producer of coaxial cable for the cable television market. We believe that our Times Fiber unit is one of the lowest cost producers of coaxial cable for the cable television market, and that it is one of the technological leaders in increasing the bandwidth of coaxial cable products. For example, our Times Fiber unit was the first to standardize a coaxial cable with a 1 GHZ bandwidth, and all of its coaxial cable presently has that bandwidth capability. Our coaxial cable and connector products are used in cable television systems including full service cable television/telecommunication systems being installed by cable operators and telecommunication companies offering video, voice and data services. We are also a major supplier of coaxial cable to the developing international cable television markets.

    We are a global manufacturer employing advanced manufacturing processes. We manufacture and assemble our products at facilities in North America, South America, Europe, Asia and Australia. We sell our connector products through our own global sales force and independent manufacturers' representatives to thousands of original equipment manufacturers, which we refer to as "OEMs," in 54 countries throughout the world as well as through a global network of electronics distributors. We sell our coaxial cable products primarily to cable television operators and to telecommunication companies who have entered the broadband communications market. In 1999, approximately 57% of our net sales were in North America, 27% were in Europe and 16% were in Asia and other countries.

    We implement our product development strategy through product design teams and collaboration arrangements with customers which results in our obtaining approved vendor status for our customer's new products and programs. We seek to have our products become widely accepted within the industry for similar applications and products manufactured by other potential customers, which we believe will provide additional sources of future revenue. By developing application-specific products, we have decreased our exposure to standard products which generally experience greater pricing pressure. In addition to product design teams and customer collaboration arrangements, we use key account managers to manage customer relationships on a global basis such that we can bring to bear our total resources to meet the worldwide needs of our multinational customers. We are also focused on making strategic acquisitions to further broaden and enhance our product offerings and expand our global capabilities.


    Management and partnerships affiliated with Kohlberg Kravis Roberts & Co., L.P. ("KKR") purchased 75% of our Class A common stock in May 1997 through a merger and recapitalization (the "Merger and Recapitalization"). KKR, through its affiliates, owned 63.5% of our Class A common stock as of May 3, 2000. After the offering, KKR, through its affiliates, will own not less than 50.0% of our Class A common stock which represents not less than 78.7% of its initial investment.


COMPETITIVE STRENGTHS

LEADER IN GROWING MARKET SEGMENTS

    We serve diverse markets within the connector industry such as the worldwide communications, aerospace, industrial and automotive markets and growing segments within these markets. We are a leader in the design, manufacture and marketing of connector and interconnect systems in the rapidly growing and converging markets of voice, video and data communications. We are also a leader in developing coaxial cable products for cable television systems; we have been one of the technological leaders in expanding the bandwidth characteristics of coaxial cable so as to permit greater channel capacity for offering enhanced voice, video and data communications. We have also developed interconnect technology for sophisticated military and commercial avionics applications as well as for use in the international Space Station Program. In addition, we have pioneered the development of interconnect products for automotive safety systems such as airbags and pretensioner seatbelts and have been an innovator in the development of motion control connector products for factory automation.

CLOSE RELATIONSHIPS WITH MAJOR OEMS

    Due in part to our over 65 year history in the connector business and our reputation for innovative, high quality interconnection products, we have developed close relationships with many of our OEM customers in our various market segments. To this end, we have achieved preferred supplier designations from many OEMs, enabling us to work closely with these OEMs through product design teams and collaborative arrangements to design and manufacture application-specific products.

GLOBAL PRESENCE


    Approximately 49% of our sales for the year ended December 31, 1999 were outside the United States. We have 55 manufacturing and assembly operations on five continents. Our products are sold through our global sales force and independent manufacturers' representatives to thousands of OEMs in 54 countries throughout the world as well as through a global network of electronic distributors. Our global presence enables us to serve the expanding global needs and requirements of our existing multinational and international OEM customers and to position ourselves to develop new customer relationships with other multinational and international OEMs.


EXTENSIVE PRODUCT LINE

    Through our advanced technological and design capabilities, we have developed an extensive line of interconnect products for our customers worldwide which resulted in sales of more than 100,000 stock keeping units in 1999. By offering a broad array of high quality products, we strive to provide highly-engineered, reliable and value-added solutions for all of our customers' interconnection needs.

BROAD CUSTOMER BASE

    Our products are used in a wide variety of applications at over 10,000 customer locations worldwide. Our largest commercial customer accounted for approximately 5% of our net sales for the year ended December 31, 1999. The U.S. government and its subcontractors accounted for 7% of our net sales for the year ended December 31, 1999; however, we participate across a broad spectrum of defense programs and believe that no single program accounted for more than 2% of net sales.

STRONG MANAGEMENT TEAM

    Our senior management team has successfully led us through rapid changes in the connector and interconnect industry. This management team has focused on solidifying our position as a leading provider of connector and interconnect technology in our core markets. Our management team has been working together since 1987 and our managers have significant experience in our industry.

BUSINESS STRATEGY

    Our strategic objective is to further enhance our position as a leading global designer, manufacturer and marketer of connectors, interconnect systems and cable products. We seek to achieve this objective by pursuing the following strategies:

FOCUS ON RAPIDLY GROWING COMMUNICATIONS SEGMENT

    We intend to capitalize on the convergence in the communications sector of voice, video and data technologies. The growth in recent years of mobile communications and Internet utilization has been substantial. We believe, however, that both technologies are in their infancy in terms of market potential. Analysts estimate that in 1999 there were over 300 million mobile handset subscribers and over 200 million Internet subscribers, and that both applications will increase to approximately 1 billion subscribers by 2004. We will continue to aggressively pursue infocom opportunities through the development of new application-specific interconnect products to serve this expanding market.

EXPAND SALES OF BROADBAND PRODUCTS

    We believe that the increasing demand for enhanced services from existing cable television systems and the relatively low penetration rate for cable television in countries outside of the United States provides significant opportunity for future growth of coaxial cable and other broadband interconnect products. The demands of the digital age for high-speed Internet access, video on demand, specialized programming and the ability to carry voice, all place significant emphasis on expanded bandwidth for network delivery systems. Cable operators are upgrading and rebuilding their systems to offer such services. In addition, cable system developments are planned for large portions of Europe, Asia and Latin America. We believe that we are well positioned to take advantage of these opportunities because we are one of the world's leading producers of coaxial cable and broadband interconnect products and because we have extensive relationships with many of the multinational cable operators that are upgrading and expanding in domestic and international markets.

DEVELOP APPLICATION-SPECIFIC PRODUCTS FOR OEMS

    We seek to expand the scope and number of preferred supplier designations and application-specific assignments we have with OEM customers. We work closely with our network of OEM customers at the design stage to create and manufacture innovative connector solutions to meet our customers' specific interconnection needs. Our application-specific products designed and manufactured for OEMs in this manner generally have higher value-added content than our other interconnection products and have been developed across all of our product lines.

EXPAND PRODUCT LINES

    Our product lines encompass market segments comprising approximately 50% of the $37 billion connector industry. We have broad product lines for the markets we serve; as an example, in 1999 our sales included more than 100,000 stock keeping units. We continuously strive to expand our product lines in order to become a primary source supplier of interconnect solutions for our customers. By expanding our product lines, we intend to leverage our extensive customer relationships to cross-sell additional connector products.

EXPAND GLOBAL PRESENCE

    We intend to further expand our global manufacturing, sales and service operations to better serve our existing client base, penetrate developing markets and establish new customer relationships. As our multinational OEM customers expand their international operations to take advantage of developing markets and the lower manufacturing and labor costs of such markets, we intend to similarly expand our international capabilities in order to provide just-in-time facilities near these customers. We believe that this type of international expansion will enable us to take advantage of the lower manufacturing costs in some countries. We have established low-cost manufacturing and assembly facilities in the three major geographical markets of the Americas, Europe and Asia.

PURSUE STRATEGIC ACQUISITIONS AND INVESTMENTS

    We intend to continue pursuing strategic acquisitions that complement our existing business and to further expand our product lines, technological capabilities and geographic presence. We believe that the fragmented nature of the connector industry provides significant opportunities for future strategic acquisitions. Furthermore, we believe that we can improve the profitability of the acquired companies through our channels of access to world markets and through lower manufacturing costs as a result of economies of scale.

                              RECENT DEVELOPMENTS

    On April 24, 2000, we effected a 2-for-1 stock split of our Class A common stock for stockholders of record as of March 23, 2000. The additional shares were distributed on April 24, 2000 and settlement of trading in the shares at the post-split price began on April 26, 2000.

                                  THE OFFERING


Class A common stock offered by the Selling
  Stockholders...............................  6,000,000 shares(1)

Class A common stock to be outstanding
  after the offering(2)......................  41,463,792 shares

Use of Proceeds..............................  All the shares are being sold by the selling stockholders. Accordingly, we will not
                                               receive any proceeds from the shares sold in
                                               the offering.

NYSE symbol for the Class A common stock.....  APH


------------------------

(1) Excludes 900,000 shares of Class A common stock to be sold by the selling stockholders if the underwriters' over-allotment option is exercised in full. See "Underwriting."


(2) Based on outstanding shares as of May 3, 2000 and exclusive of up to 2,906,800 shares issuable on the exercise of stock options in connection with employee benefit plans.


    ALL OF THE INFORMATION IN THIS PROSPECTUS, INCLUDING ALL REFERENCES TO THE NUMBER OF SHARES OF CLASS A COMMON STOCK, GIVES EFFECT TO A 2-FOR-1 STOCK SPLIT THAT OCCURRED ON APRIL 24, 2000. SETTLEMENT OF TRADING IN THE SHARES AT THE POST-SPLIT PRICE BEGAN ON APRIL 26, 2000.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following summary consolidated financial data for the three years ended December 31, 1999, has been derived from our consolidated financial statements and should be read in conjunction with our consolidated financial statements and notes thereto and "Capitalization," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The unaudited financial information presented below for the three-month periods ended March 31, 1999 and 2000, reflects all normal and recurring adjustments which, in the opinion of management, are necessary for a fair presentation of our consolidated results of operations and financial position for such periods. The information shown for the three-month periods is not necessaily indicative of full year results.

                                                                                                THREE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                   MARCH 31,
                                                   ---------------------------------------   -------------------------
                                                      1997          1998          1999          1999          2000
                                                   -----------   -----------   -----------   -----------   -----------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales......................................  $   884,348   $   918,877   $ 1,010,603   $   237,164   $   300,049
  Costs and expenses:
    Cost of sales, excluding depreciation and
      amortization...............................      572,092       601,930       663,978       157,289       197,176
    Depreciation and amortization expense........       20,428        23,553        27,673         6,885         7,039
    Selling, general and administrative
      expense....................................      125,064       131,966       145,852        34,262        41,873
    Amortization of goodwill.....................       11,316        11,701        12,371         3,078         3,275
                                                   -----------   -----------   -----------   -----------   -----------

  Operating income...............................      155,448       149,727       160,729        35,650        50,686
  Interest expense...............................      (64,713)      (81,199)      (79,297)      (19,812)      (15,843)
  Other expenses, net(1).........................       (3,561)       (4,545)       (5,262)       (1,233)       (1,904)
                                                   -----------   -----------   -----------   -----------   -----------

  Income before income taxes and extraordinary
    item.........................................       87,174        63,983        76,170        14,605        32,939
  Provision for income taxes.....................      (35,910)      (27,473)      (31,875)       (6,366)      (12,675)
                                                   -----------   -----------   -----------   -----------   -----------

  Income before extraordinary item...............       51,264        36,510        44,295         8,239        20,264
  Extraordinary item:
    Loss on early extinguishment of debt, net of
      income taxes...............................      (24,547)           --        (8,674)           --            --
                                                   -----------   -----------   -----------   -----------   -----------
    Net income...................................  $    26,717   $    36,510   $    35,621   $     8,239   $    20,264
                                                   ===========   ===========   ===========   ===========   ===========
  Net income per common share--basic:
    Income before extraordinary item.............  $       .92   $      1.03   $      1.23   $       .23   $       .49
    Extraordinary loss...........................         (.44)           --          (.24)           --            --
                                                   -----------   -----------   -----------   -----------   -----------
    Net income...................................  $       .48   $      1.03   $       .99   $       .23   $       .49
                                                   ===========   ===========   ===========   ===========   ===========
    Average common shares outstanding............   55,612,520    35,326,424    36,059,556    35,724,682    41,465,756

  Net income per common share--diluted:
    Income before extraordinary item.............  $       .92   $      1.02   $      1.21   $       .23   $       .48
    Extraordinary loss...........................         (.44)           --          (.24)           --            --
                                                   -----------   -----------   -----------   -----------   -----------
    Net income...................................  $       .48   $      1.02   $       .97   $       .23   $       .48
                                                   ===========   ===========   ===========   ===========   ===========
    Average common shares outstanding............   56,005,954    35,884,794    36,664,016    36,062,650    42,580,344

OTHER DATA:
  EBITDA.........................................  $   188,471   $   192,090   $   205,609   $    46,901   $    61,466

                                                                  AS OF
                                                              MARCH 31, 2000
                                                              --------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and short-term cash investments......................     $ 12,560
  Working capital...........................................      180,258
  Total assets..............................................      894,719
  Total debt (including current portion)....................      767,959
  Total shareholders' deficit...............................      (56,475)

------------------------------

(1) Other expenses for the year ended December 31, 1997 includes $2,500 of other expenses related to the Merger and Recapitalization.

For purposes of the financial data set forth above in the table, "EBITDA" represents earnings before interest expense, other financing fees associated with program fees on sale of accounts receivable, interest income, income taxes, and depreciation and amortization expense, and excludes minority interest and includes other adjustments as defined in our bank credit facility. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles ("GAAP") and should not be used as an alternative to net income as an indicator of our operating performance or to cash flow as a measure of liquidity. EBITDA is included in the prospectus as it is a basis upon which we assess our financial performance, and certain covenants in our borrowing arrangements are tied to similar measures. EBITDA, as presented, represents a useful measure of assessing our ongoing operating activities without the impact of financing activity and non-recurring charges. While EBITDA is frequently used as a measure of operations and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation.

                                  RISK FACTORS

    BEFORE YOU INVEST IN OUR CLASS A COMMON STOCK, YOU SHOULD BE AWARE OF VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, BEFORE YOU DECIDE WHETHER TO PURCHASE SHARES OF OUR CLASS A COMMON STOCK.

WE HAVE SUBSTANTIAL LEVERAGE AND DEBT OBLIGATIONS

    As of March 31, 2000, we had $768.0 million of consolidated indebtedness and $56.5 million of consolidated shareholders' deficit. As of March 31, 2000, we had $136.5 million available to be borrowed under our bank credit facility. We and our subsidiaries may incur additional indebtedness in the future, subject to certain limitations contained in the instruments governing our indebtedness. We will continue to have significant debt service obligations.

    Our debt service obligations could have important consequences to our operations, including:

    - a substantial portion of our cash flow available from operations after satisfying some liabilities arising in the ordinary course of business will be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds that would otherwise be available to us, including funds for acquisitions and future business opportunities;

    - our ability to obtain additional financing in the future may be limited;

    - some of our borrowings (including, but not limited to, the amounts borrowed under our bank credit facility) are at variable rates of interest, which could cause us to be vulnerable to increases in interest rates;

    - our flexibility in planning for, or reacting to, changes in our business and the industry may be limited;

    - our higher degree of leverage may make us relatively more vulnerable to economic downturns and competitive pressures; and

    - a substantial decrease in our net operating cash flows or an increase in our expenses could make it difficult for us to meet our debt service requirements or force us to modify our operations.

    Our ability to make scheduled payments of the principal of, or to pay interest on, or to refinance our indebtedness and to make scheduled payments under our operating leases depends on our future performance, which to a certain extent is subject to economic, financial, competitive and other factors beyond our control. Based upon the current level of operations and anticipated growth, management believes that future cash flow from operations, together with available borrowings under our bank credit facility, will be adequate to meet our anticipated requirements for capital expenditures, working capital, interest payments and scheduled principal payments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." There can be no assurance, however, that our business will continue to generate sufficient cash flows from operations in the future to service our debt and make necessary capital expenditures after satisfying liabilities arising in the ordinary course of business. If we are not able to service our debt, we may be required to refinance all or a portion of our existing debt, to sell assets or to obtain additional financing. There can be no assurance that any refinancing would be possible or that any such sales of assets or additional financing could be achieved.

WE ARE INCREASINGLY DEPENDENT ON THE COMMUNICATIONS INDUSTRY, INCLUDING THE WIRELESS COMMUNICATIONS INDUSTRY

    Approximately 60% of our revenues came from sales to the communications industry, including the wireless communications industry, in the year ended December 31, 1999, as compared to 53% in 1998.

Demand for these products is subject to rapid technological change (see "--We are dependent on the acceptance of new product introductions for continued revenue growth"). This market is dominated by several large manufacturers who regularly exert significant price pressure on their suppliers, including us. There can be no assurance that we will be able to continue to compete successfully in our sales to the communications industry, and our failure to do so could impair our results of operations.

WE ARE DEPENDENT ON THE CABLE TELEVISION INDUSTRY AND CABLE TELEVISION CAPITAL SPENDING

    Approximately one quarter of our revenues come from sales to the cable television industry. Demand for our cable television products depends primarily on capital spending by cable television operators for constructing, rebuilding or upgrading their systems. The amount of this capital spending, and, therefore, our sales and profitability will be affected by a variety of factors, including general economic conditions, acquisitions of cable television operators by non-cable television operators, cable system consolidation within the industry, the financial condition of domestic cable television operators and their access to financing, competition from satellite and wireless television providers and telephone companies, technological developments and new legislation and regulation of cable television operators. There can be no assurance that cable television capital spending will increase from historical levels or that existing levels of cable television capital spending will be maintained.

    Although the domestic cable television industry is comprised of over 10,000 cable systems, a small number of cable television operators own a majority of cable television systems and account for a majority of the capital expenditures made by cable television operators. The loss of some or all of our principal cable television customers could have a material adverse effect on our business.

CHANGES IN MILITARY EXPENDITURES MAY REDUCE OUR SALES

    We are a major supplier of high performance environmental connectors for military applications. The U.S. defense budget has been declining in real terms since the mid-1980s, resulting in some delays in new program starts, program deferrals and program cancellations. Sales under contracts with the U.S. government or under contracts with subcontractors that identified the U.S. government as the ultimate purchaser represented approximately 7% of our sales for the year ended December 31, 1999, compared to approximately 8% for 1998 and 9% for 1997. Additionally, we sell our products to the U.S. government through our distributors. Our participation across a broad spectrum of defense programs is such that we believe that no one military program accounted for more than 2% of 1999 net sales. A significant further decline in U.S. military expenditures could adversely affect our sales.

WE ENCOUNTER COMPETITION IN SUBSTANTIALLY ALL AREAS OF OUR BUSINESS

    We compete primarily on the basis of product quality, price, engineering, customer service and delivery time. Competitors include large, diversified companies, some of which have substantially greater assets and financial resources than we do, as well as medium to smaller companies. In the area of coaxial cable for cable television, we believe that we and CommScope, Inc. are the primary providers of such cable; however, CommScope is larger than Amphenol in this market. There can be no assurance that additional competitors will not enter our existing markets, nor can there be any assurance that we will be able to compete successfully against existing or new competition.

WE ARE DEPENDENT ON THE ACCEPTANCE OF NEW PRODUCT INTRODUCTIONS FOR CONTINUED REVENUE GROWTH

    Management estimates that products introduced in the last two years accounted for approximately 20% of net sales for the year ended December 31, 1999. Our long-term results of operations depend substantially upon our ability to continue to conceive, design, source and market new products and upon continuing market acceptance of our existing and future product lines. In the ordinary course of our business, we continually develop or create new product line concepts. If we fail or are significantly delayed in introducing new product line concepts or if our new products do not meet with market acceptance, our results of operations may be impaired.

OUR ACTIONS MAY BE RESTRICTED BY LOAN COVENANTS

    Our credit facility and the indenture relating to our senior subordinated notes contain numerous financial and operating covenants that limit the discretion of our management with respect to some business matters. The covenants place significant restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to make some payments and investments, to sell or otherwise dispose of assets, and to merge or consolidate with other entities. The credit facility also requires us to meet financial ratios and tests. A failure to comply with the obligations contained in the credit facility or the indenture could result in an event of default under either the credit facility or the indenture, which could result in the acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions.

OUR RESULTS MAY BE NEGATIVELY AFFECTED BY CHANGING INTEREST RATES

    We are subject to market risk from exposure to changes in interest rates based on our financing activities. We utilize interest rate swap agreements to manage and mitigate our exposure to changes in interest rates. At March 31, 2000, we had interest rate protection in the form of such swaps that effectively fixed our LIBOR interest rate on $450 million of floating rate bank debt at 5.76%. At March 31, 2000, the three month LIBOR rate was approximately 6.29%. These swap agreements are in effect to the extent that LIBOR remains below 7% for $300 million of debt and remains below 8% for an additional $150 million of debt. These swap agreements expire in July 2002. A 10% change in the LIBOR interest rate at March 31, 2000 would have the effect of increasing or decreasing annual interest expense by approximately $1.0 million. However, if the LIBOR interest rate increased above 7% (a 13% increase from the LIBOR interest rate at March 31, 2000), such increase would have a more significant effect in increasing interest expense. We do not expect changes in interest rates to have a material effect on income or cash flows in 2000, although there can be no assurance that interest rates will not significantly change.

OUR RESULTS MAY BE NEGATIVELY AFFECTED BY FOREIGN CURRENCY EXCHANGE RATES

    We conduct business in several major international currencies through our worldwide operations, and as a result we are subject to foreign exchange exposures due to changes in exchange rates of the various currencies. Changes in exchange rates can positively or negatively affect our sales, gross margins and net income. We attempt to minimize currency exposure risk by producing our products in the same country or region in which the products are sold and thereby generating revenues and incurring expenses in the same currency and by managing our working capital; however, there can be no assurance that this approach will be successful, especially in the event of a significant and sudden decline in the value of any of the international currencies of our worldwide operations. In addition, we periodically enter into foreign exchange contracts to hedge our transaction exposures. At March 31, 2000, we had no outstanding foreign exchange contracts. We do not engage in purchasing forward exchange contracts for speculative purposes.

OUR OPERATING RESULTS MAY BE ADVERSELY AFFECTED BY FOREIGN OPERATIONS

    International manufacturing and sales are subject to inherent risks, including changes in local economic or political conditions, the imposition of currency exchange restrictions, unexpected changes in regulatory environments, potentially adverse tax consequences and the exchange rate risk discussed above. There can be no assurance that these factors will not have a material adverse impact on our production capabilities or otherwise adversely affect our business and operating results.

EXISTING STOCKHOLDERS MAY SELL THEIR CLASS A COMMON STOCK WHICH MAY REDUCE OUR STOCK PRICE


    We cannot predict the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Class A common stock. Sales of substantial amounts of Class A common stock (including shares issued upon the exercise of stock options), or the perception that such sales could occur, may adversely affect prevailing market prices for the Class A common stock. Other than shares of Class A common stock to be sold in this offering, Amphenol, its executive officers and directors and KKR and its affiliates (which in the aggregate owned 27,946,308 shares at May 3, 2000) have agreed not to offer, sell, contract to sell or otherwise dispose of any Class A common stock for a period of 90 days after the date of this prospectus without the written consent of Donaldson, Lufkin & Jenrette Securities Corporation.


WE WILL CONTINUE TO BE CONTROLLED BY AFFILIATES OF KKR AND KKR WILL BE ABLE TO AFFECT THE OUTCOME OF STOCKHOLDERS' VOTING DURING SUCH TIME


    26,331,490 shares or approximately 63.5% of the outstanding shares of Class A common stock are held on a fully diluted basis by three limited partnerships affiliated with KKR, KKR 1996 Fund L.P., NXS Associates L.P. and KKR Partners II L.P. (the "KKR Partnerships") organized at the direction of KKR and who are controlled by affiliates of KKR. After the offering, the KKR Partnerships will own not less than 20,734,291 shares or not less than 50.0% of our outstanding Class A common stock on a fully diluted basis, which represents not less than 78.7% of its initial investment, and will continue to control us. Accordingly, affiliates of KKR will be able to elect the entire Board, control the management and policies of Amphenol and, in general, determine (without the consent of our other stockholders) the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of Amphenol's assets. Affiliates of KKR will also be able to prevent or cause a change in control of Amphenol and will be able, under most circumstances, to amend our charter or bylaws at any time. The directors elected by the KKR Partnerships will have the authority to effect decisions affecting the capital structure of Amphenol, including the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends. In addition, there can be no assurance that the interests of KKR and its affiliates will not conflict with the interest of the other holders of the Class A common stock.


THIS PROSPECTUS INCLUDES FORWARD-LOOKING STATEMENTS

    Some of the matters discussed under the captions "Prospectus Summary," "Risk Factors," "Business" and elsewhere in this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act and
Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are forward-looking statements. Although we believe that these statements are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. These forward-looking statements are made as of the date of this prospectus, and we assume no obligation to update them or the reasons why actual results may differ. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Cautionary Statements for Purposes of Forward-Looking Information."

                                USE OF PROCEEDS

    All the shares are being sold by the selling stockholders. Accordingly, we will not receive any proceeds from the sale of the shares in the offering.

            PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDEND POLICY

    Our Class A common stock is listed on the New York Stock Exchange (the "NYSE"). The following table sets forth the range of high and low sale prices as reported on the NYSE Composite Transactions Tape during the periods indicated. The share prices set forth below reflect the 2-for-1 stock split that occured on April 24, 2000. Settlement of trading in the shares at the post-split price began on April 26, 2000:


                            POST-SPLIT
                     -------------------------
PERIOD                   HIGH          LOW
------               ------------   ----------
1997
  First Quarter..... $13 1/16       $10 3/4
  Second Quarter....  19 1/2         11 1/2
  Third Quarter.....  21 29/32       19 1/4
  Fourth Quarter....  28 5/16        21 7/16

1998
  First Quarter..... $32            $26 3/8
  Second Quarter....  30 13/16       19 1/2
  Third Quarter.....  22 1/8         14 21/32
  Fourth Quarter....  17 3/4         13 1/2

1999
  First Quarter..... $19 1/4        $14 23/32
  Second Quarter....  20 3/16        17 1/4
  Third Quarter.....  28 5/16        19 21/32
  Fourth Quarter....  35 3/4         22 7/8

2000
  First Quarter..... $51 21/32      $30 7/8
  Second Quarter
(through May 3,
2000)...............  64             45 1/4



    The last reported sale price of the Class A common stock on the NYSE on May 3, 2000, was $51 5/8 per share.


    Holders of Class A common stock are entitled to receive cash dividends when declared by the Board out of funds legally available. Since our initial public offering in 1991, we have not paid any cash dividends on our Class A common stock and we do not have any present intention to commence payment of any cash dividends. We intend to retain earnings to provide funds for the operation and expansion of our business and to repay outstanding indebtedness.

    Currently we are restricted from declaring and paying any cash dividends on, or repurchasing our Class A common stock under some covenants contained in our debt agreements.

                                 CAPITALIZATION

    The following table sets forth our consolidated capitalization as of March 31, 2000. The following table should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this prospectus.

                                                              AT MARCH 31, 2000
                                                              -----------------
                                                               (IN THOUSANDS)
Long-term debt (including current portion):
  Revolving credit facility.................................      $   8,200
  Term loan facility........................................        599,500
  9 7/8% Senior Subordinated Notes due 2007.................        144,000
  Other debt (a)............................................         16,259
                                                                  ---------
    Total long-term debt....................................        767,959
                                                                  ---------

Stockholders' deficit:
  Class A common stock, par value $.001 per share;
    100,000,000 shares authorized (b)(c)....................             41
  Additional paid-in deficit (c)............................       (311,064)
  Accumulated earnings......................................        270,746
  Accumulated translation adjustment........................        (16,198)
                                                                  ---------
    Total stockholders' deficit.............................        (56,475)
                                                                  ---------
Total capitalization........................................      $ 711,484
                                                                  =========

------------------------

(a) Represents debt of foreign subsidiaries and capital leases.

(b) Our certificate of incorporation was amended on April 24, 2000 to increase the number of authorized shares of Class A common stock to 100,000,000 shares.

(c) Gives effect to a 2-for-1 stock split that occurred on April 24, 2000.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data has been derived from our consolidated financial statements for the three years in the period ended December 31, 1999, which statements have been audited by Deloitte & Touche LLP, and the unaudited three-month periods ended March 31, 1999 and 2000. The information set forth below should be read in conjunction with our consolidated financial statements and notes thereto and "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The unaudited financial information presented below for the three-month periods ended March 31, 1999 and 2000, reflects all normal and recurring adjustments which, in the opinion of management, are necessary for a fair presentation of our conslidated results of operations and financial position for such periods. The information shown for the three-month periods is not necessarily indicative of full year results.

                                                                                                THREE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                   MARCH 31,
                                                   ---------------------------------------   -------------------------
                                                      1997          1998          1999          1999          2000
                                                   -----------   -----------   -----------   -----------   -----------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales......................................  $   884,348   $   918,877   $ 1,010,603   $   237,164   $   300,049
  Costs and expenses:
    Cost of sales, excluding depreciation and
      amortization...............................      572,092       601,930       663,978       157,289       197,176
    Depreciation and amortization expense........       20,428        23,553        27,673         6,885         7,039
    Selling, general and administrative
      expense....................................      125,064       131,966       145,852        34,262        41,873
    Amortization of goodwill.....................       11,316        11,701        12,371         3,078         3,275
                                                   -----------   -----------   -----------   -----------   -----------

  Operating income...............................      155,448       149,727       160,729        35,650        50,686
  Interest expense...............................      (64,713)      (81,199)      (79,297)      (19,812)      (15,843)
  Other expenses, net(1).........................       (3,561)       (4,545)       (5,262)       (1,233)       (1,904)
                                                   -----------   -----------   -----------   -----------   -----------

  Income before income taxes and extraordinary
    item.........................................       87,174        63,983        76,170        14,605        32,939
  Provision for income taxes.....................      (35,910)      (27,473)      (31,875)       (6,366)      (12,675)
                                                   -----------   -----------   -----------   -----------   -----------

  Income before extraordinary item...............       51,264        36,510        44,295         8,239        20,264
  Extraordinary item:
    Loss on early extinguishment of debt, net of
      income taxes...............................      (24,547)           --        (8,674)           --            --
                                                   -----------   -----------   -----------   -----------   -----------
    Net income...................................  $    26,717   $    36,510   $    35,621   $     8,239   $    20,264
                                                   ===========   ===========   ===========   ===========   ===========
  Net income per common share--Basic:
    Income before extraordinary item.............  $       .92   $      1.03   $      1.23   $       .23   $       .49
    Extraordinary loss...........................         (.44)           --          (.24)           --            --
                                                   -----------   -----------   -----------   -----------   -----------
    Net income...................................  $       .48   $      1.03   $       .99   $       .23   $       .49
                                                   ===========   ===========   ===========   ===========   ===========
    Average common shares outstanding............   55,612,520    35,326,424    36,059,556    35,724,682    41,465,756

  Net income per common share--Diluted:
    Income before extraordinary item.............  $       .92   $      1.02   $      1.21   $       .23   $       .48
    Extraordinary loss...........................         (.44)           --          (.24)           --            --
                                                   -----------   -----------   -----------   -----------   -----------
    Net income...................................  $       .48   $      1.02   $       .97   $       .23   $       .48
                                                   ===========   ===========   ===========   ===========   ===========
    Average common shares outstanding............   56,005,954    35,884,794    36,664,016    36,062,650    42,580,344

OTHER DATA:
  EBITDA.........................................  $   188,471   $   192,090   $   205,609   $    46,901   $    61,466

                                                                  AS OF
                                                              MARCH 31, 2000
                                                              --------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and short-term cash investments......................     $ 12,560
  Working capital...........................................      180,258
  Total assets..............................................      894,719
  Total debt (including current portion)....................      767,959
  Total shareholders' deficit...............................      (56,475)

------------------------------

(1) Other expenses for the year ended December 31, 1997 includes $2,500 of other expenses related to the Recapitalization.

For purposes of the financial data set forth above in the table, "EBITDA" represents earnings before interest expense, other financing fees associated with program fees on sale of accounts receivable, interest income, income taxes, and depreciation and amortization expense, and excludes minority interest and includes other adjustments as defined in our bank credit facility. EBITDA is not intended to represent cash flow from operations as defined by GAAP and should not be used as an alternative to net income as an indicator of our operating performance or to cash flow as a measure of liquidity. EBITDA is included in the prospectus as it is a basis upon which we assess our financial performance, and certain covenants in our borrowing arrangements are tied to similar measures. EBITDA, as presented, represents a useful measure of assessing our ongoing operating activities without the impact of financing activity and non-recurring charges. While EBITDA is frequently used as a measure of operations and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with our audited consolidated financial statements and notes for the three years ended December 31, 1999.

RESULTS OF OPERATIONS

  QUARTER ENDED MARCH 31, 2000 COMPARED WITH QUARTER ENDED MARCH 31, 1999

    Net sales increased approximately 27% to $300.0 million in the first quarter of 2000 compared to sales of $237.2 million for the same period in 1999. The increase is primarily attributable to increased sales of interconnect products and cable products for communication markets. In addition, sales of interconnect products for aerospace and industrial applications increased in the first quarter of 2000 compared to the same period in 1999. Currency translation had the effect of decreasing sales in the first quarter of 2000 by approximately $6.4 million when compared to exchange rates for the 1999 period.

    The gross profit margin as a percentage of net sales (including depreciation in cost of sales) was 32% for the first quarter of 2000 compared to 31% for the 1999 period. The increase is generally attributable to changes in product mix.

    Selling, general and administrative expenses as a percentage of net sales remained constant at approximately 14% for the first quarter of 2000 compared to the 1999 period.

    Interest expense was $15.8 million for the first quarter of 2000 compared to $19.8 million for the 1999 period. The decrease is primarily attributable to lower average debt levels.

    The provision for income taxes for the first quarter of 2000 was at an effective rate of 38% compared to 44% in the 1999 period. The decrease is generally attributable to non-deductible expenses (goodwill amortization) being a lower percentage of pretax income. The effective rate excluding non-deductible goodwill amortization for the first quarter of 2000 was 35% compared to 36% in the 1999 period.

  YEAR ENDED DECEMBER 31, 1999 COMPARED WITH YEAR ENDED DECEMBER 31, 1998

    Net sales were $1,010.6 million for the year ended December 31, 1999 compared to $918.9 million for 1998. Sales of interconnect products and assemblies increased 7% compared to 1998 ($770.0 million in 1999 versus $718.1 million in 1998). Such increase is primarily attributable to increased sales of products and interconnect systems for wireless, telecom and datacom communications applications reflecting the continuing build and enhancements to wireless communication infrastructure and mobile communication devices as well as increasing Internet communication applications. The increase was partially offset by a decline in sales of interconnect products for aerospace applications reflecting lower builds of commercial aircraft, customer inventory reduction programs and lower activity for the international Space Station program. Sales of cable products increased 20% compared to 1998 ($240.6 million in 1999 versus $200.8 million in 1998). Sales of coaxial cable for cable television increased as cable operators continued to upgrade and expand their systems to offer enhanced services and international markets for cable television strengthened, especially in the economically recovering Asian markets.

    Geographically, sales in the U.S. in 1999 increased approximately 4% compared to 1998 ($519.5 million in 1999 versus $499.9 million in 1998); international sales for 1999, including export sales, increased approximately 17% in U.S. dollars ($491.1 million in 1999 versus $419.0 million in 1998) and increased approximately 19% in local currency compared to 1998. The comparatively strong

U.S. dollar in 1999 had the currency effect of decreasing net sales by approximately $7.1 million when compared to foreign currency translation rates in 1998.

    The gross profit margin as a percentage of net sales (including depreciation in cost of sales) remained relatively constant at approximately 32% in 1999 compared to 1998.

    Selling, general and administrative expenses as a percentage of sales remained relatively constant at approximately 14% in 1999 compared to 1998.

    Interest expense was $79.3 million for 1999 compared to $81.2 million for 1998. The decrease is primarily attributable to lower interest rates on our term loan facility.

    Other expenses, net for 1999 was $5.3 million, an increase of $0.7 million from 1998. See Note 9 to our Consolidated Financial Statements set forth elsewhere in this prospectus for details of the components of other expenses, net.

    The provision for income taxes for 1999 was at an effective rate of 42% compared to an effective rate of 43% in 1998. The decrease is generally attributable to non-deductible expenses (goodwill amortization) being a lower percentage of pretax income. The effective rate excluding non-deductible goodwill amortization was 36% in 1999 and in 1998.

  YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEAR ENDED DECEMBER 31, 1997

    Net sales were $918.9 million for the year ended December 31, 1998 compared to $884.3 million for 1997. Sales of interconnect products and assemblies increased 6% compared to 1997 ($718.1 million in 1998 versus $679.9 million in 1997). Such increase is primarily due to increased sales of interconnect products and assemblies for wireless communications, data applications and smart card acceptor devices. Sales of interconnect products for space, military and commercial aviation applications increased slightly and were offset by a decline in sales for industrial applications. Sales of cable products declined 2% compared to 1997 ($200.8 million in 1998 versus $204.5 million in 1997). Sales of coaxial cable for cable television increased in the U.S. as cable operators began upgrading and expanding their systems to offer enhanced services; however, the increase was offset by declines in sales in international cable television markets, primarily Asia and Latin America, as a result of generally weak economic conditions in those regions. Sales of flat ribbon cable, primarily for data communication applications, were approximately even with the prior year.

    Geographically, sales in the U.S. in 1998 increased 8% compared to 1997 ($499.9 million in 1998 versus $462.3 million in 1997); international sales for 1998, including export sales, decreased 1% in U.S. dollars ($419.0 million in 1998 versus $422.0 million in 1997) and increased approximately 1% in local currency compared to 1997. The comparatively strong U.S. dollar in 1998 had the currency effect of decreasing net sales by approximately $8.7 million when compared to foreign currency translation rates in 1997.

    The gross profit margin as a percentage of net sales (including depreciation in cost of sales) decreased to 32% in 1998 compared to 33% in 1997. The decrease is generally attributable to competitive pricing pressure on our coaxial cable products.

    Selling, general and administrative expenses as a percentage of sales remained relatively constant at approximately 14% in 1998 compared to 1997.

    Interest expense was $81.2 million for 1998 compared to $64.7 million for 1997. The increase is due to increased debt levels resulting from the Merger and Recapitalization in May 1997.

    Other expenses, net for 1998 was $4.5 million, an increase of $3.4 million from 1997. The 1997 period included a gain on the sale of marketable securities of $3.9 million. See Note 9 to our

Consolidated Financial Statements set forth elsewhere in this prospectus for details of the components of other expenses, net.

    The provision for income taxes for 1998 was at an effective rate of 43% compared to an effective rate of 41% in 1997. The increase is generally attributable to non-deductible expenses (goodwill amortization) being a higher percentage of pretax income. The effective rate excluding non-deductible goodwill amortization was 36% in 1998 compared to 37% in 1997.

LIQUIDITY AND CAPITAL RESOURCES

    Cash provided by operating activities was $42.4 million and $12.5 million for the three months ended March 31, 2000 and 1999, respectively. The increase in cash flow relates primarily to an increase in net income adjusted for depreciation and amortization charges and to a net decrease in non-cash components of working capital. Cash provided by operating activities totaled $64.1 million, $53.2 million and $86.3 million for 1999, 1998 and 1997, respectively. The increase in cash from operating activities in 1999 compared to 1998 is primarily attributable to an increase in net income adjusted for depreciation and amortization charges and offset in part by a net increase in non-cash components of working capital. In 1998, cash from operating activities was lower than 1997 primarily because of increased interest payments
($78.6 million in 1998 versus $53.2 million in 1997) on borrowings resulting from the Merger and Recapitalization and increased income taxes paid
($26.0 million in 1998 versus $20.6 million in 1997).

    For the first quarter of 2000, cash from operating activities and borrowings under the credit facility was used to fund capital expenditures of $10.3 million. In addition, we acquired two companies that manufacture components for mobile handsets and one company that manufactures highly engineered cable assemblies for automotive applications. The total amount paid for these acquisitions was $32.7 million in cash and 226,414 shares of common stock. These acquisitions contributed $8.0 million in sales in the first quarter of 2000, and the effect on net income was not material. In the 1999 period, cash from operating activities was used to fund capital expenditures of $5.6 million, fund acquisitions of $1.4 million and repay indebtedness of $4.8 million. In 1999, 1998 and 1997, cash from operating activities was used for capital expenditures ($23.5 million, $26.3 million and $24.1 million in 1999, 1998 and 1997, respectively), and acquisitions ($12.3 million, $32.7 million and $4.0 million in 1999, 1998 and 1997, respectively).

    In conjunction with the Merger and Recapitalization in 1997, we entered into a $900 million Bank Agreement (the "Bank Agreement") comprised of a $150 million revolving credit facility that expires in the year 2004 and a $750 million term loan facility. The term loan facility, as modified, included a $350 million Tranche A maturing over a 7 year period ending 2004, and a $375 million Tranche B with required amortization in 2005 and 2006. The Bank Agreement is secured by pledges of 100% of the capital stock of our direct domestic subsidiaries and 65% of the capital stock of direct material foreign subsidiaries, requires the maintenance of certain interest coverage and leverage ratios, and includes limitations with respect to, among other things, indebtedness and restricted payments, including dividends on our common stock. At March 31, 2000 there were $599.5 million of borrowings outstanding under the term loan facility. Availability under the revolving credit facility at March 31, 2000 was $136.5 million, after reduction of $5.3 million for outstanding letters of credit.

    We have entered into interest rate swap agreements that effectively fix our interest cost on $450 million of borrowings under the Bank Agreement to the extent that LIBOR interest rates remain below 7% for $300 million of borrowings and below 8% for $150 million of borrowings.

    Our EBITDA as defined in the Bank Agreement was $61.5 million and $46.9 million for the three months ended March 31, 2000 and 1999, respectively. EBITDA is not a defined term under GAAP and is not an alternative to operating income or cash flow from operations as determined under GAAP. We believe that EBITDA provides additional information for determining our ability to meet future debt service requirements; however, EBITDA does not reflect cash available to fund cash requirements.

    Our primary ongoing cash requirements will be for debt service, capital expenditures and product development activities. Our debt service requirements consist primarily of principal and interest on bank borrowings and interest on our 9 7/8% Senior Subordinated Notes due 2007.

    In December 1999, we sold 5.5 million shares of common stock in a public offering resulting in net proceeds of $181.8 million. $105.5 million of such proceeds was used to redeem $96 million principal amount of our 9 7/8% Senior Subordinated Notes due 2007 at a price of 109.875%, and the balance of the proceeds was used to pay down term debt under the Bank Agreement. The redemption of our 9 7/8% Senior Subordinated Notes due 2007 resulted in an extraordinary loss for the early extinguishment of debt (consisting of a prepayment premium and the write off of related deferred debt issuance costs) of $13.6 million less tax benefits of $4.9 million.

    We have not paid, and do not have any present intention to commence payment of, cash dividends on our common stock. We expect that ongoing requirements for debt service, capital expenditures and product development activities will be funded by internally generated cash flow and availability under our revolving credit facility. We may also use cash to fund part or all of the cost of future acquisitions.

ENVIRONMENTAL MATTERS

    Subsequent to the acquisition of Amphenol from Allied Signal Corporation in 1987, Amphenol and Allied have been named jointly and severally liable as potentially responsible parties in relation to several environmental cleanup sites. Amphenol and Allied have jointly consented to perform certain investigations and remedial and monitoring activities at two sites and they have been jointly ordered to perform work at another site. The responsibility for costs incurred relating to these sites is apportioned between Amphenol and Allied based on an agreement entered into in connection with the acquisition. For sites covered by this agreement, to the extent that conditions or circumstances occurred or existed at the time of or prior to the acquisition, Allied is currently obligated to pay 80% of the costs up to $30.0 million and 100% of the costs in excess of $30.0 million. At March 31, 2000, approximately $20.6 million of costs that have been incurred are covered by this agreement. We do not believe that the costs associated with resolution of these or any other environmental matters will have a material adverse effect on our financial condition or results of operations.

RECENT ACCOUNTING CHANGE

    In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities." This statement requires that an entity recognize all derivatives as either assets or liabilities in the Statement of Financial Position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and its resulting designation. We are in the process of evaluating the effect this new standard will have on our financial statements. We are required to adopt FAS 133, as amended by FAS 137, beginning January 1, 2001.

EURO CURRENCY CONVERSION

    On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency (the "euro"). The transition period for the introduction of the euro began on January 1, 1999. Beginning January 1, 2002, the participating countries will issue new euro-denominated bills and coins for use in cash transactions. No later than July 1, 2002, the participating countries will withdraw all bills and coins denominated in the legacy currencies, so that the legacy currencies will no longer be legal tender for any transactions, making the conversion to the euro complete.

    We are addressing the issues involved with the introduction of the euro. Based on progress to date, we believe that the use of the euro will not have a significant impact on the manner in which we conduct our business. Accordingly, conversion to the euro is not expected to have a material effect on our consolidated financial position, consolidated results of operations or liquidity.

CAUTIONARY STATEMENTS FOR PURPOSES OF FORWARD-LOOKING INFORMATION

    Statements made by us in written or oral form to various persons, including statements made in this document and other filings with the Securities and Exchange Commission, which we refer to in this prospectus as the "Commission," that are not strictly historical facts are "forward-looking" statements. Such statements should be considered as subject to uncertainties that exist in our operations and business environment. The following includes some, but not all, of the factors or uncertainties that could cause us to fail to conform with expectations and predictions:

    - A global economic slowdown in any one, or all, of our market segments.

    - The effects of significant changes in monetary and fiscal policies in the U.S. and abroad including extreme currency fluctuations and unforeseen inflationary pressures.

    - Rapid and unforeseen price pressure on our products or significant cost increases that cannot be recovered through price increases or productivity improvements.

    - Increased difficulties in obtaining a consistent supply of basic material like steel, aluminum, copper, gold or plastic resins at stable pricing levels.

    - Unpredictable difficulties or delays in the development of new product programs.

    - Significant changes in interest rates or in the availability of financing for us or some of our customers.

    - Rapid escalation of the cost of regulatory compliance and litigation.

    - Unexpected government policies and regulations affecting us or our significant customers.

    - Unforeseen intergovernmental conflicts or actions, including but not limited to armed conflict and trade wars.

    - Difficulties and unanticipated expense of assimilating newly-acquired businesses.

    - Any difficulties in obtaining or retaining the management and other human resource and competencies that we need to achieve our business objectives.

    - The risks associated with any technological shift away from our technologies and core competencies. For example, a technological shift away from the use of coaxial cable in cable television/telecommunication systems could have a substantial impact on our coaxial cable business.

    - Unforeseen interruptions to our business with our largest customers, distributors and suppliers resulting from, but not limited to, strikes, financial instabilities, computer malfunctions or inventory excesses.

                                    BUSINESS

GENERAL

    We are one of the world's largest designers, manufacturers and marketers of electrical, electronic and fiber optic connectors, interconnect systems and coaxial and flat-ribbon cable. The primary end markets for our products are:

    - communication systems for the converging technologies of voice, video and data communications;

    - commercial and military aerospace electronics applications; and

    - industrial factory automation equipment and automotive and mass transportation applications.

    We focus on optimizing our mix of higher margin, higher growth application-specific products in our product offerings and maintaining continuing programs of productivity improvement. As a result of these initiatives, our operating profit margin has increased from 13.5% in fiscal year 1993 to 16.9% for the three months ended March 31, 2000. In 1999 we reported net sales, operating profit and income before extraordinary items of $1,010.6 million, $160.7 million and $44.3 million, respectively. For the three months ended March 31, 2000, we reported net sales, operating profit and net income of $300.0 million, $50.7 million and $20.3 million, respectively. The table below summarizes information regarding our primary markets and end applications for our products:

                                                          COMMERCIAL AND
                                                      MILITARY AEROSPACE AND
                                                    OTHER MILITARY ELECTRONICS    INDUSTRIAL, TRANSPORTATION
                            COMMUNICATIONS                 APPLICATIONS                   AND OTHER
                     ----------------------------  ----------------------------  ----------------------------
PERCENTAGE           60% (including 24% for the                19%                           21%
OF SALES*            cable television market)

PRIMARY              Voice                         Military and Commercial       Factory Automation
END                  - wireless handsets and       Aircraft                      Instrumentation Systems
APPLICATIONS           personal communication      - avionics                    Automobile Systems
                       devices                     - engine controls             Mass Transportation Systems
                     - base stations and other     - flight controls             Oil Exploration
                       wireless infrastructure     - entertainment systems
                     Video                         Missile Systems
                     - cable television networks   Battlefield Communications
                       and related consumer        Satellite and Space Station
                       electronics                 Programs
                     Data
                     - cable modems
                     - personal computers and
                       related peripherals

------------------

*For the year ended December 31, 1999.

    We design and manufacture connectors and interconnect systems which are used primarily to conduct electrical and optical signals for a wide range of sophisticated electronic applications. We believe, based primarily on published market research, that we are one of the largest connector manufacturers in the world. We have developed a broad range of connector and interconnect products to serve the rapidly growing and converging voice, video and data communications markets. These markets include wireless communications including cellular and personal communication networks, fiber optic networks and broadband cable networks. Based primarily on published market research, we also believe that we are the leading supplier of high performance environmental connectors that require superior performance and reliability under conditions of stress and in hostile environments. These conditions are frequently encountered in commercial and military aerospace applications and other demanding industrial applications such as oil exploration, medical instrumentation and off-road construction. We are also one of the leaders in developing interconnect products for factory automation, machine tools, instrumentation systems, mass transportation applications and automotive safety applications, including airbags, pretensioner seatbelts and anti-lock braking systems.

    We believe that the worldwide industry for interconnect products and systems is highly fragmented with over 2,000 producers of connectors worldwide, of which the 10 largest, including Amphenol, accounted for a combined market share of approximately 34% in 1999. Industry analysts estimate that the total sales for the industry were approximately $37 billion in 1999.

    Our Times Fiber subsidiary is the world's second largest producer of coaxial cable for the cable television market. We believe that our Times Fiber unit is one of the lowest cost producers of coaxial cable for the cable television market, and that it is one of the technological leaders in increasing the bandwidth of coaxial cable products. For example, our Times Fiber unit was the first to standardize a coaxial cable with a 1 GHZ bandwidth, and all of its coaxial cable presently has that bandwidth capability. Our coaxial cable and connector products are used in cable television systems including full service cable television/telecommunication systems being installed by cable operators and telecommunication companies offering video, voice and data services. We are also a major supplier of coaxial cable to the developing international cable television markets.

    We are a global manufacturer employing advanced manufacturing processes. We manufacture and assemble our products at facilities in North America, South America, Europe, Asia and Australia. We sell our connector products through our own global sales force and independent manufacturers' representatives to thousands of OEMs in 54 countries throughout the world as well as through a global network of electronics distributors. We sell our coaxial cable products primarily to cable television operators and to telecommunication companies who have entered the broadband communications market. In 1999, approximately 57% of our net sales were in North America, 27% were in Europe and 16% were in Asia and other countries.

    We implement our product development strategy through product design teams and collaboration arrangements with customers which result in our obtaining approved vendor status for our customers' new products and programs. We seek to have our products become widely accepted within the industry for similar applications and products manufactured by other potential customers, which we believe will provide additional sources of future revenue. By developing application-specific products, we have decreased our exposure to standard products which generally experience greater pricing pressure. In addition to product design teams and customer collaboration arrangements, we use key account managers to manage customer relationships on a global basis such that we can bring to bear our total resources to meet the worldwide needs of our multinational customers. We are also focused on making strategic acquisitions to further broaden and enhance our product offerings and expand our global capabilities.


    Management and partnerships affiliated with KKR purchased 75% of our Class A common stock in May 1997 through the Merger and Recapitalization. KKR, through its affiliates, owned 63.5% of our Class A common stock as of May 3, 2000. After the offering, KKR, through its affiliates, will own not less than 50.0% of our Class A common stock which represents not less than 78.7% of its initial investment.

COMPETITIVE STRENGTHS

LEADER IN GROWING MARKET SEGMENTS

    We serve diverse markets within the connector industry such as the worldwide communications, aerospace, industrial and automotive markets and growing segments within these markets. We are a leader in the design, manufacture and marketing of connector and interconnect systems in the rapidly growing and converging markets of voice, video and data communications. For instance, we have a broad product offering of communications-related connector and interconnect products used in base stations and handheld sets in wireless communications, and interconnect acceptor devices used in smart card systems. We are also a leader in developing coaxial cable products for cable television systems; we have been one of the technological leaders in expanding the bandwidth characteristics of coaxial cable so as to permit greater channel capacity for offering enhanced voice, video and data communications. We have also developed interconnect technology for sophisticated military and commercial avionics applications as well as for use in the international Space Station Program. In addition, we have pioneered the development of interconnect products for automotive safety systems such as airbags and pretensioner seatbelts and have been an innovator in the development of motion control connector products for factory automation.

CLOSE RELATIONSHIPS WITH MAJOR OEMS

    Due in part to our over 65 year history in the connector business and our reputation for innovative, high quality interconnection products, we have developed close relationships with many of our OEM customers in our various market segments. To this end, we have achieved preferred supplier designations from many OEMs, enabling us to work closely with these OEMs through product design teams and collaborative arrangements to design and manufacture application-specific products. Our key account managers enhance our role as a supplier of application specific products for OEMs by directing customer relationships on a global basis and bringing to bear our global resources to satisfy the worldwide needs of our multinational OEMs.

GLOBAL PRESENCE


    Approximately 49% of our sales for the year ended December 31, 1999 were outside the United States. We have 55 manufacturing and assembly operations on five continents. Our products are sold through our global sales force and independent manufacturers' representatives to thousands of OEMs in 54 countries throughout the world as well as through a network of electronic distributors. Our global presence enables us to serve the expanding global needs and requirements of our existing multinational and international OEM customers and to position ourselves to develop new customer relationships with other multinational and international OEMs. We believe that having a local presence in foreign markets in which our OEM customers operate is an important factor in our ability to provide high quality products on a timely and efficient basis. Moreover, we attain important operational advantages by developing and sharing "best practices" across our international design and manufacturing network.


EXTENSIVE PRODUCT LINE

    Through our advanced technological and design capabilities, we have developed an extensive line of interconnect products for our customers worldwide which resulted in sales of more than 100,000 stock keeping units in 1999. By offering a broad array of high quality products, we strive to provide highly-engineered, reliable and value-added solutions for all of our customers' interconnection needs. For example, based on our position as the leading supplier in the high performance environmental connector market, we performed certain research and development for, and are now producing, a family of connectors comprising approximately 1,000 stock keeping units for use in the international Space Station Program. We believe that the breadth of our product line combined with our global presence is an important competitive advantage in an environment in which many OEMs and other customers are reducing the size of their supplier bases.

BROAD CUSTOMER BASE

    Our products are used in a wide variety of applications at over 10,000 customer locations worldwide. Our largest commercial customer accounted for approximately 5% of our net sales for the year ended December 31, 1999. The U.S. government and its subcontractors accounted for 7% of our net sales for the year ended December 31, 1999; however, we participate across a broad spectrum of defense programs and believe that no single program accounted for more than 2% of net sales. Our products are also sold to additional customer locations through eight of the 10 largest (based on sales) U.S. electronics distributors, which we believe is an important competitive advantage in effectively marketing our products. By servicing a broad array of customers in a variety of different industries and countries, we strive to develop opportunities to cross-market products and technologies.

STRONG MANAGEMENT TEAM

    Our senior management team has successfully led Amphenol through rapid changes in the connector and interconnect industry. This management team has focused on solidifying our position as a leading provider of connector and interconnect technology in our core markets. Our management team has been working together since 1987 and our managers have significant experience in our industry.

BUSINESS STRATEGY

FOCUS ON RAPIDLY GROWING COMMUNICATIONS SEGMENT

    We intend to capitalize on the convergence in the communications sector of voice, video and data technologies. The growth in recent years of mobile communications and Internet utilization has been substantial. We believe, however, that both technologies are in their infancy in terms of market potential. Analysts estimate that in 1999 there were over 300 million mobile handset subscribers and over 200 million Internet subscribers, and that both applications will increase to approximately 1 billion subscribers by 2004. We will continue to aggressively pursue infocom opportunities through the development of new application-specific products to serve this expanding market. For instance, we have developed a broad range of radio frequency connector products and interconnect systems for the wireless communications market. Our technology for smart card acceptor devices and other connector components are used in many of the handheld cellular telephones in Europe and elsewhere.

EXPAND SALES OF BROADBAND PRODUCTS

    We believe that the increasing demand for enhanced services from existing cable television systems and the relatively low penetration rate for cable television in countries outside of the United States provides significant opportunity for future growth of coaxial cable and other broadband interconnect products. The demands of the digital age for high-speed Internet access, video on demand, specialized programming and the ability to carry voice, all place significant emphasis on expanded bandwidth for network delivery systems. Cable operators are upgrading and rebuilding their systems to offer such services. In addition, cable system developments are planned for large portions of Europe, Asia and Latin America. We believe that we are well positioned to take advantage of these opportunities because we are one of the world's leading producers of coaxial cable and broadband interconnect products and because we have extensive relationships with many of the multinational cable operators that are upgrading and expanding in the domestic and international markets.

DEVELOP APPLICATION-SPECIFIC PRODUCTS FOR OEMS

    We seek to expand the scope and number of preferred supplier designations and application-specific assignments we have with OEM customers. We work closely with our network of OEM customers at the design stage to create and manufacture innovative connector solutions to meet our customers' specific interconnection needs. Our application-specific products designed and manufactured for OEMs in this manner generally have higher value-added content than our other interconnection products and have been developed across all of our product lines. In addition to solidifying our relationship with OEMs and providing a source of high value-added sales, this product development strategy has a number of important ancillary benefits. For instance, once an application-specific product has been developed for a specific OEM customer, such new product often becomes widely accepted in the industry for similar applications and products manufactured by other potential customers, thereby providing additional sources of future revenue.

EXPAND PRODUCT LINES

    Our product lines encompass market segments comprising approximately 50% of the $37 billion connector industry. We have broad product lines for the markets we serve; as an example, in 1999 our sales included more than 100,000 stock keeping units. We continuously strive to expand our product lines in order to become a primary source supplier of interconnect solutions for our customers. By expanding our product lines, we intend to leverage our extensive customer relationships to cross-sell additional connector products. For example, we developed and are now producing a broad line of radio frequency coaxial and fiber optic connectors for the cable television industry, which we market to our large base of existing coaxial cable customers. Moreover, in an environment in which many OEMs and other customers are reducing the size of their supplier bases, we believe that the expansion of our product lines will further solidify our importance to existing customers and enable us to effectively market products to new customers.

EXPAND GLOBAL PRESENCE

    We intend to further expand our global manufacturing, sales and service operations to better serve our existing client base, penetrate developing markets and establish new customer relationships. As our multinational OEM customers expand their international operations to take advantage of developing markets and the lower manufacturing and labor costs of such markets, we intend to similarly expand our international capabilities in order to provide just-in-time facilities near these customers. We believe that this type of international expansion will enable us to take advantage of the lower manufacturing costs in some countries. We have established low-cost manufacturing and assembly facilities in the three major geographical markets of the Americas, Europe and Asia.

PURSUE STRATEGIC ACQUISITIONS AND INVESTMENTS

    We intend to continue pursuing strategic acquisitions that complement our existing business and to further expand our product lines, technological capabilities and geographic presence. We believe that the fragmented nature of the connector industry provides significant opportunities for future strategic acquisitions. Furthermore, we believe that we can improve the profitability of the acquired companies through our channels of access to world markets and through lower manufacturing costs as a result of economies of scale. Acquisition transactions are typically subject to numerous conditions, including due diligence investigation, Board approval and negotiation of a definitive purchase agreement. In evaluating acquisition targets, we consider, among other things, the target's competitive market position, management team and growth position. At any time, we may have one or more offers outstanding and may have executed one or more non-binding letters of intent. In view of that fact that letters of intent are non-binding and subject to various conditions, we cannot predict whether these letters of intent will lead to definitive agreements, whether the terms of any such definitive agreements will be the same as the terms contemplated by the letters of intent or whether any transaction contemplated by a letter of intent will be consummated.

BUSINESS SEGMENTS

    The following table sets forth the dollar amounts of our net sales for our business segments. For a discussion of factors affecting changes in sales by business segment, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                        DECEMBER 31,
                                                              --------------------------------
                                                                1997       1998        1999
                                                              --------   --------   ----------
                                                                       (IN THOUSANDS)
NET TRADE SALES BY BUSINESS SEGMENT:
  Interconnect products and assemblies......................  $679,887   $718,109   $  769,967
  Cable products............................................   204,461    200,768      240,636
                                                              --------   --------   ----------
TOTAL.......................................................  $884,348   $918,877   $1,010,603
                                                              ========   ========   ==========

NET TRADE SALES BY GEOGRAPHIC AREA:
  United States operations..................................  $462,349   $499,891   $  519,459
  International operations (1)..............................   421,999    418,986      491,144
                                                              --------   --------   ----------
TOTAL.......................................................  $884,348   $918,877   $1,010,603
                                                              ========   ========   ==========

------------------------

(1) Includes international coaxial cable sales, which are primarily export sales.

    INTERCONNECT PRODUCTS AND ASSEMBLIES. We produce a broad range of interconnect products and assemblies primarily for voice, video and data communication systems, commercial and military aerospace systems, automotive and mass transportation applications, and industrial and factory automation equipment. Interconnect products include connectors, which when attached to an electronic or fiber optic cable, a printed circuit board or other device facilitate electronic or fiber optic transmission. Interconnect assemblies generally consist of a system of cable and connectors for linking electronic and fiber optic equipment. We design and produce a broad range of connector products used in communication applications, such as:

    - smart card acceptor devices used in mobile GSM telephones, cable modems and other applications to facilitate reading data from smart cards;

    - fiber optic couplers and connectors used in fiber optic signal transmission;

    - input/output connectors used for linking personal computers and peripheral equipment; and

    - sculptured flexible circuits used for integrating printed circuit boards in communication applications.

    We also design and produce a broad range of radio frequency connector products used in telecommunications, computer and office equipment, instrumentation equipment and local area networks. Our radio frequency connectors are used in base stations, hand held sets and other components of cellular and personal communications networks. We have also developed a broad line of radio frequency connectors for coaxial cable for full service cable television/telecommunication networks. We believe, based primarily on published market research, that we are the largest supplier of circular, military-specification connectors. Such connectors require superior performance and reliability under conditions of stress and in hostile environments. High performance environmental connectors are generally used to interconnect electronic and fiber optic systems in sophisticated aerospace, military, commercial and industrial equipment. These applications present demanding technological requirements in that the connectors can be subject to rapid and severe temperature changes, vibration, humidity and nuclear radiation. Frequent applications of these connectors include aircraft, guided missiles, radar, military vehicles, equipment for spacecraft, energy, medical instrumentation and geophysical applications and off-road construction equipment. We also design and produce industrial interconnect products used in a variety of applications such as factory automation equipment, mass transportation applications including railroads and marine transportation; and automotive safety products including interconnect devices and systems used in automotive airbags, pretensioner seatbelts and anti-lock braking systems. We also design and produce highly-engineered cable assemblies. Such assemblies are specially designed by us in conjunction with OEM customers for specific applications, primarily for computer, wired and wireless communication systems and office equipment applications. The cable assemblies utilize our connector and cable products as well as components purchased from others.

    CABLE PRODUCTS. We design, manufacture and market coaxial cable primarily for use in the cable television industry. We manufacture two primary types of coaxial cable: semi-flexible, which has an aluminum tubular shield, and flexible, which has one or more braided metallic shields. Semi-flexible coaxial cable is used in the trunk and feeder distribution portion of cable television systems, and flexible cable (also known as drop cable) is used primarily for hookups from the feeder cable to the cable television subscriber's residence. Flexible cable is also used in other communication applications.

    The rapid developments in fiber optic technologies, digital compression (which allows several channels to be transmitted within the same bandwidth that a single analog channel currently requires) and other communication technologies, including our development of higher capacity coaxial cable, have resulted in technologies which enable cable television systems to provide channel capacity in excess of 500 channels. Such expanded channel capacity, along with other component additions, will permit cable operators to offer full service networks with a variety of capabilities including near video-on-demand, pay-per-view special events, home shopping networks, interactive entertainment and education services, telephone services and high-speed access to data resources such as the Internet. With respect to expanded channel capacity systems, cable operators have generally adopted, and we believe that for the foreseeable future will continue to adopt, a cable system using both fiber optic cable and coaxial cable. Such systems combine the advantages of fiber optic cable in transmitting clear signals over a long distance without amplification, with the advantages of coaxial cable in ease of installation, low cost and compatibility with the receiving components of the customer's communication devices. We believe that while system operators are likely to increase their use of fiber optic cable for the trunk and feeder portions of the cable systems, there will be an ongoing need for high capacity coaxial cable for the local distribution and street-to-the-home portions of the cable system.

    U.S. cable system designs are increasingly being employed in international markets where cable television penetration is low. For example, it is estimated that in 1999 only 31% of the television households in Europe subscribed to some form of multichannel television service as compared to an estimated subscription rate of 66% in the U.S. The estimated subscription rates in the Asian and Latin American markets are even lower at approximately 17% and 14%, respectively. In terms of television households, it is estimated that there are 256 million television households in Europe, 453 million in Asia and 96 million in Latin America. This compares to an estimated 96 million television households in the U.S. In 1999, we had sales of coaxial cable in approximately 50 countries, and we believe the development of cable television systems in international markets presents a significant opportunity to increase sales of our coaxial cable products.

    We are also a leading producer of flat-ribbon cable, a cable made of wires assembled side by side such that the finished cable is flat. Flat-ribbon cable is used to connect internal components in systems with space and component configuration limitations. The product is used in computer and office equipment components as well as in a variety of telecommunications applications.

INTERNATIONAL OPERATIONS

    We believe that our global presence is an important competitive advantage as it allows us to provide quality products on a timely and worldwide basis to our multinational customers. Approximately 49% of our sales for the year ended December 31, 1999 were outside the United States. Approximately 55% of such international sales were in Europe. We have manufacturing and assembly facilities in Germany, United Kingdom, France, Sweden, the Czech Republic, Estonia and sales offices in most European markets. Our European operations generally have strong positions in their respective local markets. The balance of our international activities are located primarily in the Far East, which includes manufacturing facilities in Japan, Taiwan, People's Republic of China, Korea and India. Our international manufacturing and assembly facilities generally serve the respective local markets, and local operations coordinate product design and manufacturing responsibility with our other operations around the world. In addition, we have low cost manufacturing and assembly operations in Mexico, the People's Republic of China, the Czech Republic, Estonia and Scotland to serve regional and world markets.

CUSTOMERS

    Our products are used in a wide variety of applications by numerous customers, the largest of which is the U.S. government and its subcontractors which accounted for 7% of sales for the year ended December 31, 1999; however we participate across a broad spectrum of government programs and believe that no single program accounted for more than 2% of net sales. We sell our products to over 10,000 customer locations worldwide. Our products are sold both directly to OEMs, cable system operators, telecommunication companies and through distributors. There has been a trend on the part of OEM customers to consolidate their lists of qualified suppliers to companies that have a global presence, can meet quality and delivery standards, have a broad product portfolio and design capability, and have competitive prices. We have focused our global resources to position ourselves to compete effectively in this environment. We have concentrated our efforts on service and productivity improvements including advanced computer aided design and manufacturing systems, statistical process controls and just-in-time inventory programs to increase product quality and shorten product delivery schedules. Our strategy is to provide a broad selection of products in the areas in which we compete. We have achieved a preferred supplier designation from many of our OEM customers.

    Our sales to distributors represented approximately 25% of our 1999 sales. Our recognized brand names including "Amphenol," "Times Fiber," "Tuchel," "Socapex," "Sine," "Spectra-Strip," "Pyle-National," "Matrix" and "Kai Jack" together with our strong connector design-in position (products that are specified in the plans and qualified by the OEM), enhance our ability to reach the secondary market through our network of distributors. We believe that our distributor network represents a competitive advantage.

MANUFACTURING

    We employ advanced manufacturing processes including molding, stamping, plating, turning, extruding, die casting and assembly operations as well as proprietary process technology for flat-ribbon and coaxial cable production. Our manufacturing facilities are generally vertically integrated operations from the initial design stage through final design and manufacturing. Outsourcing of certain fabrication processes is used when cost-effective. Substantially all of our manufacturing facilities are certified to the ISO9000 series of quality standards.

    We employ a global manufacturing strategy to lower our production costs and to improve service to customers. We source our products on a worldwide basis with manufacturing and assembly operations in North and South America, Europe, Asia and Australia. To better serve high volume OEM customers, we have established just-in-time facilities near major customers.

    Our policy is to maintain strong cost controls in our manufacturing and assembly operations. We have undertaken programs to rationalize our production facilities, reduce expenses and maximize the return on capital expenditures. The programs to improve productivity are ongoing.

    We purchase a wide variety of raw materials for the manufacture of our products, including precious metals such as gold and silver used in plating; aluminum, brass, steel and copper used for cable, contacts and connector shells; and plastic materials used for cable and connector bodies and inserts. Such raw materials are generally available throughout the world and are purchased locally from a variety of suppliers. We are not dependent upon any one source for raw materials, or if one source is used we attempt to protect ourselves through long-term supply agreements.

RESEARCH AND DEVELOPMENT

    Our research, development and engineering expenditures for the creation and application of new and improved products and processes were $18.5 million, $17.7 million and $15.3 million for 1999, 1998 and 1997, respectively. Our research and development activities focus on selected product areas and are performed by individual operating divisions. Generally, the operating divisions work closely with OEM customers to develop highly-engineered products that meet customer needs. We continue to focus our research and development efforts primarily on those product areas that we believe have the potential for broad market applications and significant sales within a one-to-three year period.

TRADEMARKS AND PATENTS

    We own a number of active patents worldwide. While we consider our patents to be valuable assets, we do not believe that our competitive position is dependent on patent protection or that our operations are dependent on any individual patent. We regard our trademarks "Amphenol," "Times Fiber," "Tuchel," "Socapex," "Sine," "Spectra-Strip," "Pyle-National," "Matrix" and "Kai Jack" to be of value in our businesses. We have exclusive rights in all our major markets to use these registered trademarks.

COMPETITION

    We encounter competition in substantially all areas of our business. We compete primarily on the basis of product quality, price, engineering, customer service and delivery time. Competitors include large, diversified companies, some of which have substantially greater assets and financial resources than we do, as well as medium to small companies. In the area of coaxial cable for cable television, we believe that we and CommScope are the primary providers of such cable; however, CommScope is larger than us in this market. In addition, we face competition from other companies that have concentrated their efforts in one or more areas of the coaxial cable market.

BACKLOG

    We estimate that our backlog of unfilled orders was $305.0 million at March 31, 2000 and $235.3 million at December 31, 1999. Orders typically fluctuate from quarter to quarter based on customer demands and general business conditions. Unfilled orders may be canceled prior to shipment of goods; however, such cancellations historically have not been significant. It is expected that all or a substantial portion of the backlog will be filled within the next
12 months. Significant elements of our business, such as sales to the cable television industry, distributors, the computer industry, and other commercial customers, generally have short lead times. Therefore, backlog may not be indicative of future demand.

EMPLOYEES

    As of March 31, 2000, we had approximately 8,500 full-time employees worldwide. Of these employees, approximately 6,200 were hourly employees, of which approximately 2,900 were represented by labor unions, and the remainder were salaried. We had a one week strike in October 1995 at our Sidney, New York facility relating to the renewal of the labor contract at that facility with the International Association of Machinists and Aerospace Workers. We have not had any other work stoppages in the past ten years. In 1997, the United States Steelworkers International Union, AFL-CIO established a union, affecting approximately 500 employees, at our plant in Chatham, Virginia, our primary plant for the production of coaxial cable. We believe that we have a good relationship with our unionized and non-unionized employees.

                                   MANAGEMENT


    The following table sets forth the name, age as of May 3, 2000 and position of our directors or executive officers.


NAME                                          AGE                       POSITION
----                                        --------   ------------------------------------------
Martin H. Loeffler........................     55      Chairman of the Board, Chief Executive
                                                       Officer, President and Director
Edward G. Jepsen..........................     56      Executive Vice President and Chief
                                                       Financial Officer
Timothy F. Cohane.........................     47      Senior Vice President
Edward C. Wetmore.........................     43      Secretary and General Counsel
Diana G. Reardon..........................     40      Controller and Treasurer
Andrew M. Clarkson........................     62      Director
G. Robert Durham..........................     71      Director
Henry R. Kravis...........................     56      Director
George R. Roberts.........................     56      Director
Michael W. Michelson......................     49      Director
Marc S. Lipschultz........................     31      Director

    MARTIN H. LOEFFLER has been a Director of Amphenol since December 1987 and Chairman of the Board since May 1997. He has been Chief Executive Officer since May 1996 and President since July 1987.

    EDWARD G. JEPSEN has been Executive Vice President and Chief Financial Officer of Amphenol since May 1989 and Senior Vice President and Director of Finance since November 1988.

    TIMOTHY F. COHANE has been Senior Vice President of Amphenol since December 1994 and a Vice President since 1991.

    EDWARD C. WETMORE has been Secretary and General Counsel of Amphenol since 1987.

    DIANA G. REARDON has been Treasurer of Amphenol since March 1992 and Controller since July 1994 and Assistant Controller since June 1988.

    ANDREW M. CLARKSON has been a Director of AutoZone, Inc. since 1986, Chairman of the Finance Committee of AutoZone, Inc. since 1995, Secretary from 1988 to 1993 and Treasurer from 1990 to 1995.

    G. ROBERT DURHAM retired on June 1, 1996 from Walter Industries, Inc. having served as Chairman and Chief Executive Officer since 1995 and President and Chief Executive Officer since 1991. He formerly served as Chairman, President and Chief Executive Office of Phelps Dodge Corporation. He is a Director of Earle M. Jorgensen Company, the FINOVA Group Inc. and MONY Group Inc.

    HENRY R. KRAVIS is a Founding Partner of KKR and since January 1996 a Managing Member of the Executive Committee of the limited liability company which serves as the general partner of Kohlberg Kravis Roberts & Co., L.P. He is also a Director of Accuride Corporation, Borden, Inc., The Boyds
Collection, Ltd., Evenflo Company Inc., The Gillette Company, IDEX Corporation, KinderCare Learning Centers, Inc., KSL Recreation Group, Inc.,
Owens-Illinois, Inc., PRIMEDIA Inc., Regal Cinemas, Inc., Safeway, Inc., Sotheby's Holdings, Inc., Spalding Holdings Corporation, and TI Group plc. Messrs. Kravis and Roberts are first cousins.

    GEORGE R. ROBERTS is a Founding Partner of KKR and since January 1996 a Managing Member of the Executive Committee of the limited liability company which serves as the general partner of Kohlberg Kravis Roberts & Co., L.P. He is also a Director of Accuride Corporation, Borden, Inc., The Boyds Collection, Ltd., Dayton Power & Light, Evenflo Company Inc., IDEX Corporation, KinderCare

Learning Centers, Inc., KSL Recreation Group, Inc., Owens-Illinois, Inc., PRIMEDIA Inc., Safeway, Inc. and Spalding Holdings Corporation. Messrs. Kravis and Roberts are first cousins.

    MICHAEL W. MICHELSON is member of the limited liability company which serves as the General Partner of KKR since 1996 and a General Partner of KKR since 1987. He is a Director of AutoZone, Inc., KinderCare Learning Centers, Inc., Owens-Illinois, Inc. and Promus Hotel Corporation.

    MARC S. LIPSCHULTZ has been an Executive at KKR since 1995. Prior thereto, he was an investment banker with Goldman, Sachs & Co. He is also a Director of The Boyds Collection, Ltd., Evenflo Company Inc. and Spalding Holdings Corporation.

                       PRINCIPAL AND SELLING STOCKHOLDERS


    The following table sets forth information with respect to the beneficial ownership of our common stock as of May 3, 2000 by each of the following:


    - each person who is known by us to beneficially own more than 5% of our common stock

    - each of our directors

    - each of our executive officers

    - all directors and executive officers as a group

    - each selling stockholder

    Unless otherwise indicated, the address of each person named in the table below is Amphenol Corporation, 358 Hall Avenue, Wallingford, CT 06492

    The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. The information set forth in the following table (1) assumes the over-allotment option by the underwriters has not been exercised and (2) excludes any shares purchased in the offering by the respective beneficial owner:


                                                                                                  PERCENT OF TOTAL
                                                                                           ------------------------------
                                           SHARES BENEFICIALLY         SHARES TO BE SOLD   PERCENT BEFORE   PERCENT AFTER
NAME AND ADDRESS                                  OWNED                 IN OFFERING (2)       OFFERING        OFFERING
----------------                           -------------------         -----------------   --------------   -------------
KKR Associates 1996 L.P. (1).............       26,331,490                 5,597,199           63.52%           50.01
c/o Kohlberg Kravis Roberts & Co. L.P.
  9 West 57th Street
  New York, New York 10019
Andrew M. Clarkson.......................            8,000(3)                     --            0.02             0.02
Timothy F. Cohane........................          440,368(4)                102,032            1.06             0.81
G. Robert Durham.........................            3,846(3)                     --            0.01             0.01
Edward G. Jepsen.........................          445,468(4)                105,889            1.07             0.81
Henry R. Kravis..........................       26,331,490(3)(5)           5,597,199(5)        63.52            50.01
Marc S. Lipschultz.......................               --(3)                     --              --               --
Martin H. Loeffler.......................          646,544(4)                174,660            1.54             1.13
Michael W. Michelson.....................       26,331,490(3)(5)           5,597,199(5)        63.52            50.01
Diana G. Reardon.........................           42,904(4)                 10,110            0.10             0.08
George R. Roberts........................       26,331,490(3)(5)           5,597,199(5)        63.52            50.01
Edward C. Wetmore........................           27,688(4)                 10,110            0.07             0.04
All executive officers and directors of
  the Company as a group (11 persons)....       27,946,308                   402,801           65.71            64.76


------------------------------

(1) Shares of Class A common stock shown, as owned by KKR, are owned of record by three limited partnerships affiliated with KKR, KKR 1996 Fund L.P. (20,582,388 shares), NXS Associates L.P. (5,568,814 shares) and KKR Partners II L.P. (180,288 shares). Messrs. Henry R. Kravis, Michael W. Michelson and George R. Roberts (directors of Amphenol) and Edward A. Gilhuly, Perry Golkin, James H. Greene, Jr., Robert I. MacDonnell, Paul E. Raether, Scott
    M. Stuart and Michael T. Tokarz, as members of the limited liability company, which serves as the general partner of KKR, may be deemed to share beneficial ownership of the shares of our Class A common stock shown as beneficially owned by KKR. Each of these individuals disclaims beneficial ownership of such shares, other than to the extent of his economic interest in such partnerships.


(2) The number of shares reflected in the column "Shares Beneficially Owned" does not reflect certain options owned by our executive officers and directors. Messrs. Cohane, Jepsen and Loeffler will each retain, after the offering, not less than 83.2% of his shares, including shares issuable upon the exercise of options. In addition to our executive officers, each of our other 98 employees who has entered into a Management Stockholder Agreement has the right to sell in this offering a proportion of his or her shares, including shares issuable upon the exercise of options, equal to the proportion of shares sold by KKR in this offering ("tag along rights"). The shares that will be sold by our executive officers and directors are shown in the table above. The maximum number of shares that could be sold by the remaining employees pursuant to the tag along rights would be 91,426 shares. If the remaining employees decide to exercise their tag along rights and choose to sell their shares in this offering, the number of shares sold by KKR in this offering will be reduced accordingly.


(3) The share ownership amounts for Messrs. Clarkson, Durham, Kravis, Lipschultz, Michelson and Roberts reflected in the table do not include any shares of our Class A common stock which may be issued pursuant to the Amphenol Corporaiton Directors' Deferred Compensation Plan. The cumulative balance in each director's deferred compensation account as of April 1, 2000 was approximately 3,634 shares. Mr. Lipschultz is a director of Amphenol and is also an executive of KKR.

(4) Messrs. Loeffler, Jepsen, Cohane, Wetmore and Ms. Reardon entered into Management Stockholder's Agreements with us in connection with the Recapitalization, and each agreed to retain direct ownership of at least 189,698, 153,846, 153,846, 4,000 and 4,000 of our shares, respectively, following the Recapitalization. Pursuant to the Management Stockholder's Agreements and subject to stockholder approval of the underlying stock option plan, in 1997 each were awarded 673,076, 461,538, 461,538, 34,000 and
    34,000 options, respectively, to acquire our shares. Messrs. Loeffler, Jepsen, Cohane, Wetmore and Ms. Reardon also received additional option awards in 1998 and 1999. Such retained shares and shares acquired upon exercise of such options are subject to significant transfer restrictions and call rights in our favor for a period of five years following the completion of the Recapitalization. The share ownership amounts for Messrs. Loeffler, Jepsen, Cohane, Wetmore and Ms. Reardon reflected in this table include 452,846, 291,622, 286,522, 23,340, and 23,340 shares, respectively, which are not presently owned by such individuals but which would be issuable upon the exercise of stock options which are currently exercisable or exercisable within 60 days of May 1, 2000.

(5) Messrs. Kravis, Michelson and Roberts disclaim beneficial ownership of such shares except to the extent of their respective economic interests in the partnerships owning such shares.

                          DESCRIPTION OF CAPITAL STOCK


    We are authorized to issue 100 million shares of the Class A common stock and no other shares of common stock or preferred stock. As of May 3, 2000, there were approximately 41 million shares of the Class A common stock issued and outstanding. The following is a summary of some of the rights and privileges pertaining to the Class A common stock. For a full description of the Class A common stock, reference is made to our Amended and Restated Certificate of Incorporation and to our By-Laws.


    Holders of the Class A common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Approval of matters brought before the stockholders requires the affirmative vote of a majority of shares present and voting, except as otherwise required by law and except that the vote of 80% or more of outstanding shares entitled to vote is required to modify the provisions of the Amended and Restated Certificate of Incorporation relating to the election of directors for staggered terms, the total number of directors and independent directors, removal of directors, and the provision requiring an 80% stockholder vote for certain actions. Director nominations may be made by stockholders in accordance with our By-Laws, as amended, not less than 90 days in advance of the meeting at which the election is to occur.

    Holders of the Class A common stock are entitled to participate in dividends as and when declared by the Board out of funds legally available therefor. Our ability to pay cash dividends is subject to certain restrictions. See "Price Range of Class A Common Stock and Dividend Policy."

    Subject to the rights of creditors and holders of preferred stock, any holders of Class A common stock are entitled to share ratably in a distribution of our assets upon any liquidation, dissolution or winding-up of Amphenol.

    Our directors serve in three different classes of approximately equal numbers, and the term of only one class expires at each annual meeting. Before the expiration of their terms, our directors may be removed by the affirmative vote of the majority of the stockholders entitled to vote for the election of directors but only for cause.

    The transfer agent and registrar for the Class A common stock is EquiServe Limited Partnership.

                                  UNDERWRITING

    Subject to the terms and conditions contained in an underwriting agreement,
dated       , 2000, the underwriters named below, who are represented by
Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Smith Barney Inc. have severally agreed to purchase from the selling stockholders the number of shares set forth opposite their names below:

                                                              NUMBER OF SHARES
                                                              ----------------
UNDERWRITERS:
Donaldson, Lufkin & Jenrette Securities Corporation.........
Lehman Brothers Inc. .......................................
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................
Salomon Smith Barney Inc. ..................................
                                                                 ---------
Total.......................................................

    The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

    The underwriters propose to initially offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering
price less a concession not in excess of $      per share. The underwriters may
allow, and these dealers may re-allow, a concession not in excess of $      per
share on sales to some other dealers. After the initial offering of the shares to the public, the representatives of the underwriters may change the public offering price and these concessions. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    The following table shows the underwriting fees that the selling stockholders will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of Class A common stock.

                                                           PAID BY THE SELLING
                                                              STOCKHOLDERS
                                                       ---------------------------
                                                       NO EXERCISE   FULL EXERCISE
                                                       -----------   -------------
  Per share..........................................       $              $
  Total..............................................       $              $

    The selling stockholders will pay the offering expenses, estimated to be
$      .


    The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to 900,000 additional shares at the public offering price less the
underwriting fees. The underwriters may exercise this       option solely to
cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to some conditions, to purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.


    Amphenol and the selling stockholders have agreed to indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments that the underwriters may be required to make in respect of any of these liabilities.

    Each of Amphenol, its executive officers and directors and KKR and its affiliates has agreed that, for a period of 90 days from the date of this prospectus, they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation:

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or

    - enter into any swap or other arrangements that transfers all or a portion of the economic consequences associated with the ownership of any Class A common stock.

Each of the above transfer restrictions will apply regardless of whether a covered transaction is to be settled by the delivery of Class A common stock or other securities, in cash or otherwise. During the 90-day period, Amphenol may grant stock options pursuant to existing stock option plans, issue shares upon the exercise of an option or warrant or the conversion of some securities and issue shares as consideration for some acquisitions made by Amphenol or its subsidiaries. In addition, during the 90 day period, we have agreed not to file any registration statement with respect to, and each of our executive officers and directors and KKR and its affiliates has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Class A common stock or any securities convertible into or exercisable for Class A common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

    Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the shares of Class A common stock included in this offering in any jurisdiction where action for that purpose is required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any of these shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering of the Class A common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of Class A common stock included in this offering in any jurisdiction where that would not be permitted or legal.

    The underwriters or their affiliates have provided or may in the future provide investment banking or other financial advisory services to KKR and its affiliates and/or to us and our affiliates in the ordinary course of business, for which they have received and are expected to receive customary fees and expenses.

    In connection with this offering, some underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of Class A common stock in the open market to cover syndicate short positions or to stabilize the price of the Class A common stock. These activities may stabilize or maintain the market price of the Class A common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

                                 LEGAL MATTERS

    The validity of the shares of Class A common stock offered hereby will be passed upon for us by Simpson Thacher & Bartlett, New York, New York and for the Underwriters by Latham & Watkins, New York, New York. Certain partners of Simpson Thacher & Bartlett and Latham & Watkins, members of their families, related persons and others, have an indirect interest, through limited partnerships, who are investors in KKR 1996 Fund L.P., in less than 1% of the Class A common stock. In addition, Simpson Thacher & Bartlett and Latham & Watkins have in the past provided, and may continue to provide, legal services to KKR and its affiliates, including KKR 1996 Fund L.P.

                                    EXPERTS

    The consolidated financial statements as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly, and current reports, proxy statements, and other information with the Commission. We have also filed with the Commission a registration statement on Form S-3 to register the Class A common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the Class A common stock offered in this prospectus, you should refer to the registration statement and its exhibits.

    The Commission allows us to "incorporate by reference" the information we file with them, which means we can disclose important information to you by referring you to those documents. The information included in the following documents is incorporated by reference and is considered to be a part of this prospectus. The most recent information that we file with the Commission automatically updates and supersedes older information. We have previously filed the following reports with the Commission and are incorporating them by reference into this prospectus:

    1. Our Annual Report on Form 10-K for the year ended December 31, 1999, except for Item 8;

    2.  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;
       and

    3.  Our Current Report on Form 8-K filed on April 28, 2000.

    Until we have sold all of the shares of the Class A common stock which we are offering for sale under this prospectus, we will also incorporate by reference all documents which we may file in the future pursuant to
Section 13(a), 13(c), 14, or 15(d) of the Exchange Act.

    We will provide without charge to each person who receives a prospectus, including any beneficial owner, a copy of the information that has been incorporated by reference in this prospectus. If you would like to obtain this information from us, please direct your request, either in writing or by telephone, to the Secretary, Amphenol Corporation, 358 Hall Avenue, Wallingford, Connecticut 06492, telephone (203) 265-8900.

    The registration statement can also be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, the Registration Statement is publicly available through the Commission's site on the Internet's World Wide Web, located at: http://www.sec.gov. Following the offering, our future public filings are expected to be available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                             INDEX TO CONSOLIDATED
                  FINANCIAL STATEMENTS OF AMPHENOL CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS (AUDITED):

  Independent Auditors' Report..............................   F-2

  Consolidated Statement of Income for the Three Years Ended
    December 31, 1999.......................................   F-3

  Consolidated Balance Sheet as of December 31, 1999 and
    1998....................................................   F-4

  Consolidated Statement of Changes in Shareholders' Equity
    (Deficit) for the Three Years Ended December 31, 1999...   F-5

  Consolidated Statement of Cash Flow for the Three Years
    Ended December 31, 1999.................................   F-6

  Notes to Consolidated Financial Statements................   F-7

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED):

  Condensed Consolidated Statement of Income for the Three
    Months Ended March 31, 2000 and 1999....................  F-23

  Condensed Consolidated Balance Sheet as of March 31, 2000
    and December 31, 1999...................................  F-24

  Condensed Consolidated Statement of Changes in
    Shareholders' Deficit for the Three
    Months Ended March 31, 2000 and 1999....................  F-25

  Condensed Consolidated Statement of Cash Flow for the
    Three Months Ended March 31, 2000 and 1999..............  F-26

  Notes to Condensed Consolidated Financial Statements......  F-27

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
  Shareholders of Amphenol Corporation

    We have audited the accompanying consolidated balance sheets of Amphenol Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Amphenol Corporation and subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period then ended in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
-----------------------
Hartford, Connecticut
January 18, 2000
(April 26, 2000, as to Note 13)

                        CONSOLIDATED STATEMENT OF INCOME

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------
                                                           1999          1998          1997
                                                        -----------   -----------   -----------
Net sales.............................................  $ 1,010,603   $   918,877   $   884,348

Costs and expenses:
  Cost of sales, excluding depreciation and
    amortization......................................      663,978       601,930       572,092
  Depreciation and amortization expense...............       27,673        23,553        20,428
  Selling, general and administrative expense.........      145,852       131,966       125,064
  Amortization of goodwill............................       12,371        11,701        11,316
                                                        -----------   -----------   -----------
Operating income......................................      160,729       149,727       155,448
Interest expense......................................      (79,297)      (81,199)      (64,713)
Expenses relating to Merger and Recapitalization (Note
  2)..................................................                                   (2,500)
Other expenses, net...................................       (5,262)       (4,545)       (1,061)
                                                        -----------   -----------   -----------
Income before income taxes and extraordinary item.....       76,170        63,983        87,174
Provision for income taxes............................      (31,875)      (27,473)      (35,910)
                                                        -----------   -----------   -----------
Income before extraordinary item......................       44,295        36,510        51,264

Extraordinary item:
  Loss on early extinguishment of debt, net of income
    taxes
    (Notes 2 and 3)...................................       (8,674)                    (24,547)
                                                        -----------   -----------   -----------
Net income............................................  $    35,621   $    36,510   $    26,717
                                                        ===========   ===========   ===========

Net income per common share--Basic:
  Income before extraordinary item....................  $      1.23   $      1.03   $       .92
  Extraordinary loss..................................         (.24)                       (.44)
                                                        -----------   -----------   -----------
  Net income..........................................  $       .99   $      1.03   $       .48
                                                        ===========   ===========   ===========
  Average common shares outstanding...................   36,059,556    35,326,424    55,612,520

Net income per common share--Diluted:
  Income before extraordinary item....................  $      1.21   $      1.02   $       .92
  Extraordinary loss..................................         (.24)                       (.44)
                                                        -----------   -----------   -----------
  Net income..........................................  $       .97   $      1.02   $       .48
                                                        ===========   ===========   ===========
  Average common shares outstanding...................   36,664,016    35,884,794    56,005,954

          See accompanying notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEET

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1999        1998
                                                              ---------   ---------
                                      ASSETS
Current Assets:
  Cash and short-term cash investments......................  $  12,898   $   3,095
  Accounts receivable, less allowance for doubtful accounts
    of $2,232 and $1,832....................................    111,711      83,065

Inventories:
  Raw materials and supplies................................     28,022      24,806
  Work in process...........................................    115,231     114,035
  Finished goods............................................     46,180      45,583
                                                              ---------   ---------
                                                                189,433     184,424
  Prepaid expenses and other assets.........................     21,137      17,089
                                                              ---------   ---------
      Total current assets..................................    335,179     287,673
                                                              ---------   ---------

Land and depreciable assets:
  Land......................................................     10,582      10,782
  Buildings.................................................     69,493      68,426
  Machinery and equipment...................................    246,798     237,618
                                                              ---------   ---------
                                                                326,873     316,826
  Less accumulated depreciation.............................   (206,923)   (190,047)
                                                              ---------   ---------
                                                                119,950     126,779
Deferred debt issuance costs................................     10,267      16,783
Excess of cost over fair value of net assets acquired.......    360,999     360,265
Other assets................................................      9,981      15,901
                                                              ---------   ---------
                                                              $ 836,376   $ 807,401
                                                              =========   =========

                        LIABILITIES & SHAREHOLDERS' DEFICIT

Current Liabilities:
  Accounts payable..........................................  $  71,495   $  67,885
  Accrued interest..........................................      9,779      11,306
  Accrued salaries, wages and employee benefits.............     14,604      14,385
  Other accrued expenses....................................     33,220      28,934
  Current portion of long-term debt.........................     16,829       1,655
                                                              ---------   ---------
      Total current liabilities.............................    145,927     124,165
                                                              ---------   ---------
  Long-term debt............................................    745,658     952,469
  Deferred taxes and other liabilities......................     25,957      23,024

Commitments and contingent liabilities (Notes 3, 7 and 10)

Shareholders' Deficit:
  Class A Common Stock, $.001 par value; 100,000,000 shares
    authorized;
    41,232,440 and 35,724,656 shares outstanding at December
    31, 1999 and 1998, respectively.........................         21          18
  Additional paid-in deficit................................   (318,641)   (499,928)
  Accumulated earnings......................................    250,482     214,861
  Accumulated other comprehensive loss (Note 6).............    (13,028)     (7,208)
                                                              ---------   ---------
      Total shareholders' deficit...........................    (81,166)   (292,257)
                                                              ---------   ---------
                                                              $ 836,376   $ 807,401
                                                              =========   =========

          See accompanying notes to consolidated financial statements.

      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                                                    ACCUMULATED
                                          ADDITIONAL                                                   OTHER
                                            PAID-IN                                                COMPREHENSIVE    TREASURY
                                COMMON      CAPITAL           COMPREHENSIVE         ACCUMULATED    INCOME (LOSS)     STOCK
                                STOCK      (DEFICIT)             INCOME               EARNINGS        (NOTE 6)      AT COST
                               --------   -----------   -------------------------   ------------   --------------   --------
Balance December 31, 1996....    $47      $   265,425                                 $151,634        $ (3,887)     $(52,671)
Comprehensive income:
  Net income.................                           [$               26,717]        26,717
                                                        -------------------------
  Other comprehensive income
    (loss), net of tax:
    Reclassification
      adjustment for gain on
      securities realized in
      net income.............                                            (3,687)
    Translation
      adjustments............                                            (8,147)
    Minimum pension liability
      adjustment.............                                             5,809
                                                        -------------------------
  Other comprehensive loss...                                            (6,025)                        (6,025)
                                                        -------------------------
Comprehensive income.........                           [$               20,692]
                                                        =========================
Stock subscription
  proceeds...................                     532
Sale of 26,233,910 shares of
  common stock (Note 2)......     13          341,028
Purchase of 80,650,480 shares
  of common stock (Note 2)...    (40)      (1,048,450)
Fees and other expenses
  related to the Merger and
  Recapitalization (Note
  2).........................                 (17,644)
Retirement of Treasury
  Stock......................     (2)         (52,669)                                                               52,671
Amortization of deferred
  compensation...............                     186
Stock options exercised......                      10
                                 ---      -----------                                 --------        --------      --------
Balance December 31, 1997....     18         (511,582)                                 178,351          (9,912)
Comprehensive income:
  Net income.................                           [$               36,510]        36,510
  Other comprehensive income,
    net of tax:
    Translation
      adjustments............                                             2,704                          2,704
                                                        -------------------------
Comprehensive income.........                           [$               39,214]
                                                        =========================
Stock subscription
  proceeds...................                      25
Deferred compensation........                     180
Stock issued in connection
  with acquisition...........                  11,449
                                 ---      -----------                                 --------        --------
Balance December 31, 1998....     18         (499,928)                                 214,861          (7,208)
Comprehensive income:
  Net income.................                           [$               35,621]        35,621
  Other comprehensive loss,
    net of tax:
    Translation
      adjustments............                                            (5,820)                        (5,820)
                                                        -------------------------
Comprehensive income.........                           [$               29,801]
                                                        =========================
Deferred compensation........                     180
Sale of 5,500,000 shares of
  common stock...............      3          181,107
                                 ---      -----------                                 --------        --------
Balance December 31, 1999....    $21      $  (318,641)                                $250,482        $(13,028)
                                 ===      ===========                                 ========        ========


                                   TOTAL
                               SHAREHOLDERS'
                                  EQUITY
                                 (DEFICIT)
                               -------------
Balance December 31, 1996....   $   360,548
Comprehensive income:
  Net income.................        26,717

  Other comprehensive income
    (loss), net of tax:
    Reclassification
      adjustment for gain on
      securities realized in
      net income.............        (3,687)
    Translation
      adjustments............        (8,147)
    Minimum pension liability
      adjustment.............         5,809

  Other comprehensive loss...

Comprehensive income.........

Stock subscription
  proceeds...................           532
Sale of 26,233,910 shares of
  common stock (Note 2)......       341,041
Purchase of 80,650,480 shares
  of common stock (Note 2)...    (1,048,490)
Fees and other expenses
  related to the Merger and
  Recapitalization (Note
  2).........................       (17,644)
Retirement of Treasury
  Stock......................
Amortization of deferred
  compensation...............           186
Stock options exercised......            10
                                -----------
Balance December 31, 1997....      (343,125)
Comprehensive income:
  Net income.................        36,510
  Other comprehensive income,
    net of tax:
    Translation
      adjustments............         2,704

Comprehensive income.........

Stock subscription
  proceeds...................            25
Deferred compensation........           180
Stock issued in connection
  with acquisition...........        11,449
                                -----------
Balance December 31, 1998....      (292,257)
Comprehensive income:
  Net income.................        35,621
  Other comprehensive loss,
    net of tax:
    Translation
      adjustments............        (5,820)

Comprehensive income.........

Deferred compensation........           180
Sale of 5,500,000 shares of
  common stock...............       181,110
                                -----------
Balance December 31, 1999....   $   (81,166)
                                ===========

          See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOW

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   YEAR ENDED DECEMBER 31,
                                                              ----------------------------------
                                                                1999        1998        1997
                                                              ---------   --------   -----------
Net income..................................................  $  35,621   $36,510    $    26,717
Adjustments for cash from operations:
  Depreciation and amortization.............................     40,044    35,254         31,744
  Amortization of deferred debt issuance costs..............      2,733     2,749          2,638
  Net extraordinary loss on early extinguishment of debt....      8,674                   24,547
  Non-recurring expenses relating to the Merger and
    Recapitalization........................................                               2,500
  Gain on sale of marketable securities.....................                              (3,917)
  Net change in:
    Accounts receivable.....................................    (27,793)   (2,926)       (18,261)
    Inventory...............................................     (9,795)   (9,229)       (17,700)
    Prepaid expenses and other assets.......................     (2,856)   (1,788)        (2,479)
    Accounts payable........................................      2,646      (257)        15,653
    Accrued liabilities.....................................     12,792    (4,251)        18,938
    Accrued interest........................................     (2,262)     (142)         8,944
    Accrued pension and post employment benefits............      1,113    (1,102)        (4,717)
    Deferred taxes and other liabilities....................      2,887        57          2,607
    Other...................................................        291    (1,647)          (952)
                                                              ---------   -------    -----------
Cash flow provided by operations............................     64,095    53,228         86,262
                                                              ---------   -------    -----------
Cash flow from investing activities:
  Additions to property, plant and equipment................    (23,464)  (26,340)       (24,059)
  Investments in acquisitions and joint ventures............    (12,274)  (32,663)        (4,000)
  Proceeds from the sale of marketable securities...........                               7,351
                                                              ---------   -------    -----------
Cash flow used by investing activities......................    (35,738)  (59,003)       (20,708)
                                                              ---------   -------    -----------
Cash flow from financing activities:
  Net change in borrowings under revolving credit
    facilities..............................................    (14,328)    9,157        (20,461)
  Repurchase of senior notes and subordinated debt..........   (105,480)                (212,479)
  Payment of fees and other expenses related to Merger and
    Recapitalization........................................                             (59,436)
  Borrowings under Bank Agreement...........................                             750,000
  Net change in receivables sold............................                              10,000
  Decrease in borrowings under Bank Agreement...............    (80,500)   (5,000)       (65,000)
  Proceeds from the issuance of senior subordinated notes...                             240,000
  Purchase of common stock..................................                          (1,048,490)
  Sale of common stock......................................    181,754                  341,041
                                                              ---------   -------    -----------
Cash flow provided by (used by) financing activities........    (18,554)    4,157        (64,825)
                                                              ---------   -------    -----------
Net change in cash and short-term cash investments..........      9,803    (1,618)           729
Cash and short-term cash investments balance, beginning of
  period....................................................      3,095     4,713          3,984
                                                              ---------   -------    -----------
Cash and short-term cash investments balance, end of
  period....................................................  $  12,898   $ 3,095    $     4,713
                                                              =========   =======    ===========
Cash paid during the year for:
  Interest..................................................  $  78,091   $78,634    $    53,237
  Income taxes paid, net of refunds.........................     20,285    26,024         20,623

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    OPERATIONS

    Amphenol Corporation ("Amphenol" or the "Company") is in two business segments which consist of manufacturing and selling interconnect products and assemblies, and manufacturing and selling cable products.

    USE OF ESTIMATES

    The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions have been eliminated in consolidation.

    CASH AND SHORT-TERM CASH INVESTMENTS

    Cash and short-term cash investments consist of cash and liquid investments with an original maturity of less than three months.

    INVENTORIES

    Inventories are stated at the lower of standard cost, which approximates average cost, or market. The principal components of cost included in inventories are materials, direct labor and manufacturing overhead.

    DEPRECIABLE ASSETS

    Property, plant and equipment are carried at cost. Depreciation and amortization of property, plant and equipment are provided on a straight-line basis over the respective asset lives determined on a composite basis by asset group or on a specific item basis using the estimated useful lives of such assets which range from 3 to 12 years for machinery and equipment and 20 to 40 years for buildings. It is the Company's policy to periodically review fixed asset lives.

    DEFERRED DEBT ISSUANCE COSTS

    Deferred debt issuance costs are being amortized on the interest method over the term of the related debt and such amortization is included in interest expense.

    EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED

    The excess of cost over the fair value of net assets acquired (goodwill) is being amortized on the straight-line basis over a period of 40 years. Accumulated amortization was $121,045 and $108,674 at December 31, 1999 and 1998, respectively. Management continually reassesses the appropriateness of both the carrying value and remaining life of goodwill. Such reassessments are based on forecasting

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) cash flows, on an undiscounted basis, and other factors. In the event an impairment is indicated, the amount of the impairment would be based on estimated discounted cash flows.

    REVENUE RECOGNITION

    Sales and related cost of sales are recognized upon shipment of products. Sales and related cost of sales under long-term contracts with commercial customers and the U.S. Government are recognized as units are delivered or services provided.

    RETIREMENT PENSION PLANS

    Costs for retirement pension plans include current service costs and amortization of prior service costs over periods of up to thirty years. It is the Company's policy to fund current pension costs taking into consideration minimum funding requirements and maximum tax deductible limitations. The expense of retiree medical benefit programs is recognized during the employees' service with the Company as well as amortization of a transition obligation recognized on adoption of the accounting principle.

    INCOME TAXES

    Deferred income taxes are provided for revenue and expenses which are recognized in different periods for income tax and financial statement purposes. Deferred income taxes are not provided on undistributed earnings of foreign affiliated companies which are considered to be permanently invested.

    RESEARCH AND DEVELOPMENT

    Research, development and engineering expenditures for the creation and application of new and improved products and processes were $18,467, $17,669 and $15,313, excluding customer sponsored programs representing expenditures of $286, $523 and $214, for the years 1999, 1998 and 1997, respectively.

    ENVIRONMENTAL OBLIGATIONS

    The Company recognizes the potential cost for environmental remediation activities when assessments are made, remedial efforts are probable and related amounts can be reasonably estimated; potential insurance reimbursements are not recorded. The Company regularly assesses its environmental liabilities through reviews of contractual commitments, site assessments, feasibility studies and formal remedial design and action plans.

    NET INCOME PER COMMON SHARE

    Basic income per common share is based on the net income for the period divided by the weighted average common shares outstanding. Diluted income per common share assumes the exercise of outstanding, dilutive stock options using the treasury stock method.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    DERIVATIVE FINANCIAL INSTRUMENTS

    Derivative financial instruments, which are periodically used by the Company in the management of its interest rate and foreign currency exposures, are accounted for on an accrual basis. Income and expense are recorded in the same category as that arising from the related asset or liability. For example, amounts to be paid or received under interest rate swap agreements are recognized as interest income or expense in the periods in which they accrue.

    In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (FAS 133), "Accounting for Derivative Instruments and Hedging Activities." This statement requires that an entity recognize all derivatives as either assets or liabilities in the Statement of Financial Position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and its resulting designation. The Company is in the process of evaluating the effect this new standard will have on the Company's financial statements. The Company is required to adopt FAS 133, as amended by FAS 137, beginning January 1, 2001.

NOTE 2--MERGER AND RECAPITALIZATION

    On May 19, 1997, the Company merged with NXS Acquisition Corp., a wholly owned subsidiary of KKR 1996 Fund L.P., KKR Partners II, L.P., and NXS Associates, L.P., limited partnerships formed at the direction of Kohlberg Kravis Roberts & Co. L.P. ("KKR"). The Merger had the effect of affiliates of KKR investing $341,041 in exchange for 26,233,910 shares, or 75% of the Company's common stock. Such equity proceeds, along with $240,000 of proceeds from the sale of 9 7/8% Senior Subordinated Notes due 2007 and borrowings of $750,000 under a $900,000 bank loan agreement ("Bank Agreement") were used to repurchase 80,650,480 shares of the Company's common stock for $1,048,490, purchase all of the Company's outstanding 10.45% Senior Notes and substantially all of the Company's 12 3/4% Subordinated Debentures for $211,153 and pay fees and expenses of $59,436, including $18,000 paid to KKR and $39,292 relating to the issuance of new debt.

    The Merger and related transactions have been recorded as a recapitalization ("Merger and Recapitalization"). Expenses of $17,644 related to the repurchase of the Company's common stock have been reflected as a reduction of additional paid-in capital; other expenses of approximately $2,500, primarily relating to the buyout of certain stock options, are reflected in the accompanying Consolidated Statement of Income. In conjunction with the Merger and Recapitalization, the Company recorded the costs associated with early extinguishment of debt of $12,845, net of tax, as an extraordinary item in the accompanying Consolidated Statement of Income. Such costs included the premium associated with redemption of the Company's 10.45% Senior Notes and 12 3/4% Subordinated Debentures and the write off of unamortized deferred debt issuance costs. Supplemental earnings per share for 1997 assuming the Merger and Recapitalization was completed at January 1, 1997, and excluding the impact of related non-recurring expenses, is $0.99 per share.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 3--LONG-TERM DEBT

    Long-term debt consists of the following:

                                                                           DECEMBER 31,
                                INTEREST RATE AT                        -------------------
                               DECEMBER 31, 1999        MATURITY          1999       1998
                               ------------------   -----------------   --------   --------
Bank Agreement:
  Term loan..................              7.60%            2000-2006   $599,500   $680,000
  Revolving credit
    facility.................              8.64%                 2004      7,100     19,500
Senior subordinated notes....             9.875%                 2007    144,000    240,000
Notes payable to foreign
  banks and other debt.......         1.0%-15.0%            2000-2004     11,887     14,624
                                                                        --------   --------
                                                                         762,487    954,124
Less current portion.........                                             16,829      1,655
                                                                        --------   --------
Total long-term debt.........                                           $745,658   $952,469
                                                                        ========   ========

    In conjunction with the Merger and Recapitalization, the Company entered into a $900,000 Bank Agreement with a syndicate of financial institutions, comprised of a $150,000 revolving credit facility that expires in the year 2004 and a $750,000 term loan facility--$350,000 (Tranche A) maturing over a seven-year period ending 2004, $200,000 (Tranche B) maturing in 2005 and $200,000 (Tranche C) maturing in 2006. In October 1997, the Company negotiated a significant amendment and restatement to the term loan under the Bank Agreement. The amendment extinguished the Tranche B and C indebtedness with borrowings under a new $375,000 Term Loan Tranche B with required amortization in 2005 and 2006. In conjunction with the amendment and restatement, the Company incurred an extraordinary loss, net of tax, of $11,702 for the write off of unamortized deferred debt issuance costs. Availability under the revolving credit facility at December 31, 1999 was $134,581, after reduction of $8,319 for outstanding letters of credit.

    At December 31, 1999, interest under the Bank Agreement generally accrues at .25% to .75% over prime or 1.50% to 2.0% over LIBOR at the Company's option. The
Company also pays certain annual agency and commitment fees. At December 31, 1999, the Company had interest rate protection in the form of swap agreements that effectively fixed the Company's LIBOR interest rate on $450,000 of floating rate bank debt at 5.76%. Such agreements are in effect to the extent that LIBOR remains below 7% for $300,000 of debt and remains below 8% for an additional $150,000 of debt. These agreements expire in July 2002.

    The Bank Agreement is secured by a first priority pledge of 100% of the capital stock of the Company's direct domestic subsidiaries and 65% of the capital stock of direct material foreign subsidiaries, as defined in the Bank Agreement. The Bank Agreement also requires that the Company satisfy certain financial covenants including interest coverage and leverage ratio tests, and includes limitations with respect to, among other things, (i) incurring debt,
(ii) creating or incurring liens, (iii) making other investments,
(iv) acquiring or disposing of assets, (v) capital expenditures, and
(vi) restricted payments, including dividends on the Company's common stock.

    The 9 7/8% Senior Subordinated Notes due 2007 are general unsecured obligations of the Company. The Notes are subject to redemption at the option of the Company, in whole or in part, beginning in 2002 at 104.938% and declining to 100% by 2005. In December 1999, the Company funded the redemption of $96,000 principal amount of Notes at a price of 109.875% plus accrued interest. Such

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 3--LONG-TERM DEBT (CONTINUED)
funding was from a portion of the proceeds received on issuance of 5.5 million shares of common stock. The redemption resulted in an extraordinary loss for the early extinguishment of debt (consisting of a prepayment premium and the write off of related deferred debt issuance costs) of $13,553, less tax benefits of $4,879.

    The maturity of the Company's long-term debt over each of the next five years ending December 31, is as follows: 2000--$16,829; 2001--$48,701;
2002--$61,504; 2003--$82,026; and 2004--$119,561.

NOTE 4--INCOME TAXES

    The components of income before income taxes and extraordinary item and the provision for income taxes are as follows:

                                                      YEAR ENDED DECEMBER 31,
                                                   ------------------------------
                                                     1999       1998       1997
                                                   --------   --------   --------
Income before taxes and extraordinary item:
  United States..................................  $18,508    $18,725    $45,354
  Foreign........................................   57,662     45,258     41,820
                                                   -------    -------    -------
                                                   $76,170    $63,983    $87,174
                                                   =======    =======    =======
Current provision:
  United States..................................  $13,671    $10,002    $21,857
  Foreign........................................   18,353     17,651     12,611
                                                   -------    -------    -------
                                                    32,024     27,653     34,468
                                                   -------    -------    -------
Deferred provision:
  United States..................................  $  (260)   $   745    $ 1,407
  Foreign........................................      111       (925)        35
                                                   -------    -------    -------
                                                      (149)      (180)     1,442
                                                   -------    -------    -------
Total provision for income taxes.................  $31,875    $27,473    $35,910
                                                   =======    =======    =======

    At December 31, 1999, the Company had $13,829 of foreign tax loss carryforwards, of which $1,691 expire at various dates through 2003 and the balance can be carried forward indefinitely, and $612 of tax credit carryforwards, of which $450 expire between the years 2000 and 2011 and the balance can be carried forward indefinitely. Accrued income tax liabilities of $1,572 and $5,667 at December 31, 1999 and 1998, respectively, are included in other accrued expenses in the Consolidated Balance Sheet.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 4--INCOME TAXES (CONTINUED)
    Differences between the U.S. statutory federal tax rate and the Company's effective income tax rate are analyzed below:

                                                          YEAR ENDED DECEMBER 31,
                                                      --------------------------------
                                                        1999        1998        1997
                                                      --------    --------    --------
U.S. statutory federal tax rate.....................    35.0%       35.0%       35.0%
State and local taxes...............................     1.7         2.1         1.4
Non-deductible purchase accounting differences......     5.7         6.4         4.5
Foreign tax expense in excess of U.S. statutory
  rate..............................................     2.1         2.8          .9
Valuation allowance provided (utilized).............    (2.9)        (.9)         .1
Other...............................................      .3        (2.5)        (.7)
                                                        ----        ----        ----
Effective tax rate..................................    41.9%       42.9%       41.2%
                                                        ====        ====        ====

    The Company's deferred tax assets and liabilities, excluding a valuation allowance, were comprised of the following:

                                                               DECEMBER 31,
                                                            -------------------
                                                              1999       1998
                                                            --------   --------
Deferred tax assets:
  Accrued liabilities and reserves........................  $ 4,766    $ 4,415
  Operating loss carryforwards............................    4,882      7,298
  Tax credit carryforwards................................      612        450
  Employee benefits.......................................    2,152      2,221
                                                            -------    -------
                                                            $12,412    $14,384
                                                            =======    =======
Deferred tax liabilities:
  Depreciation............................................  $ 6,290    $ 7,399
  Prepaid pension costs...................................    7,128      6,103
                                                            -------    -------
                                                            $13,418    $13,502
                                                            =======    =======

    A valuation allowance of $3,723 and $5,919 at December 31, 1999 and 1998, respectively, has been recorded which relates primarily to foreign net operating loss carryforwards and tax credits. The net change in the valuation allowance for deferred tax assets was a reduction of $2,196 in 1999 and a decrease of $549 in 1998. In 1999 the net change in the valuation allowance was related to the utilization of foreign net operating loss carryforwards and in 1998 to the expiration of tax credits. Current and non-current deferred tax assets and liabilities within the same tax jurisdiction are offset for presentation in the Consolidated Balance Sheet.

    United States income taxes have not been provided on undistributed earnings of international subsidiaries. The Company's intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so. Accordingly, the Company believes that any United States tax on repatriated earnings would be substantially offset by U.S. foreign tax credits. The Company is subject to periodic audits of its various tax returns by government agencies; management does not believe that amounts, if any, which may be required to be paid by reason of such audits will have a material effect on the Company's financial position or results of operations.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 5--BENEFIT PLANS AND OTHER POSTRETIREMENT BENEFITS

    The Company and its domestic subsidiaries have a defined benefit plan covering substantially all U.S. employees. Plan benefits are generally based on years of service and compensation. The plan is noncontributory, except for certain salaried employees. Certain foreign subsidiaries have defined benefit plans covering their employees. Certain U.S. employees not covered by the defined benefit plan are covered by defined contribution plans. The following is a summary of the Company's defined benefit plans funded status as of the most recent actuarial valuations (December 31, 1999 and 1998).

                                                         DECEMBER 31, 1999           DECEMBER 31, 1998
                                                     -------------------------   -------------------------
                                                     ACCUMULATED     ASSETS      ACCUMULATED     ASSETS
                                                      BENEFITS       EXCEED       BENEFITS       EXCEED
                                                       EXCEED      ACCUMULATED     EXCEED      ACCUMULATED
                                                       ASSETS       BENEFITS       ASSETS       BENEFITS
                                                     -----------   -----------   -----------   -----------
Change in benefit obligation:
  Benefit obligation at beginning of year..........    $ 25,302      $193,634      $ 21,540      $178,982
  Service cost.....................................         881         4,385           768         3,697
  Interest cost....................................       1,429        12,913         1,450        12,692
  Plan participants' contributions.................          --           296            --           272
  Plan amendments..................................          --            --            --         4,797
  Actuarial (gain) loss............................         827        (8,410)          762         7,955
  Foreign exchange.................................      (3,551)         (159)        1,717          (223)
  Benefits paid....................................        (914)      (13,701)         (935)      (14,538)
                                                       --------      --------      --------      --------
  Benefit obligation at end of year................      23,974       188,958        25,302       193,634
                                                       --------      --------      --------      --------
Change in plan assets:
  Fair value of plan assets at beginning of year...          --       222,219            --       204,679
  Actual return on plan assets.....................          --        29,849            --        32,065
  Employer contribution............................          --            92            --            61
  Plan participants' contributions.................          --           296            --           272
  Foreign exchange.................................          --          (208)           --          (320)
  Benefits paid....................................          --       (13,701)           --       (14,538)
                                                       --------      --------      --------      --------
  Fair value of plan assets at end of year.........          --       238,547            --       222,219
                                                       --------      --------      --------      --------
Funded status......................................     (23,974)       49,589       (25,302)       28,585
Unrecognized net actuarial (gain) loss.............       3,419       (29,592)        1,075        (9,236)
Unrecognized prior service cost....................          --         8,983            --        10,076
Unrecognized transition obligation net.............         124        (2,276)          167        (2,540)
                                                       --------      --------      --------      --------
(Accrued) prepaid benefit cost.....................    $(20,431)     $ 26,704      $(24,060)     $ 26,885
                                                       ========      ========      ========      ========

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 5--BENEFIT PLANS AND OTHER POSTRETIREMENT BENEFITS (CONTINUED)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
Components of net pension cost:
  Service cost..............................................  $  5,266   $  4,465   $  3,969
  Interest cost.............................................    14,342     14,142     13,761
  Expected return on plan assets............................   (19,110)   (18,038)   (35,321)
  Net amortization and deferral of actuarial losses.........     1,376        983     19,417
                                                              --------   --------   --------
Net pension cost............................................  $  1,874   $  1,552   $  1,826
                                                              ========   ========   ========

    The weighted-average discount rate and rate of increase in future compensation levels used in determining actuarial present value of the projected benefit obligation was 7.5% (7.0% in 1998 and 7.25% in 1997) and 3.5% (3.0% in 1998 and 3.25% in 1997), respectively. The expected long-term rate of return on assets was 10.5%. Plan assets consist primarily of U.S. equity and debt securities. The Company has also adopted an unfunded Supplemental Employee Retirement Plan ("SERP") which provides for the payment of the portion of annual pension which cannot be paid from the retirement plan as a result of regulatory limitations on average compensation for purposes of the benefit computation. The largest non-U.S. pension plan, in accordance with local custom, is unfunded and had an accumulated benefit obligation of approximately $19,277 and $21,139 at December 31, 1999 and 1998, respectively. Such obligation is included in the Consolidated Balance Sheet and the tables above. Pension plans of certain of the Company's other international subsidiaries generally do not determine the actuarial value of accumulated benefits and the value of net assets on the basis shown above. The plans, in accordance with local practices, are generally unfunded. The vested benefit obligations of these plans are not significant.

    The Company maintains self insurance programs for that portion of its health care and workers compensation costs not covered by insurance. The Company also provides certain health care and life insurance benefits to certain eligible retirees through postretirement benefit programs. The Company's share of the cost of such plans for most participants is fixed, and any increase in the cost of such plans will be the responsibility of the retirees. The Company funds the benefit costs for such plans on a pay-as-you-go basis. Since the Company's obligation for postretirement medical plans is fixed and since the accumulated postretirement benefit obligation ("APBO") and the net postretirement benefit expense are not material in relation to the Company's financial condition or results of operations, management believes any change in medical costs from that estimated will not have a significant impact on the Company. The discount rates used in determining the APBO at December 31, 1999 and 1998 were 7.5% and 7.0%, respectively.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 5--BENEFIT PLANS AND OTHER POSTRETIREMENT BENEFITS (CONTINUED)
    Summary information on the Company's postretirement medical plans as of December 31, 1999 and 1998 is as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
Change in benefit obligation:
  Benefit obligation at beginning of year...................  $ 12,665   $ 13,027
  Service cost..............................................        68         72
  Interest cost.............................................       901        935
  Paid benefits and expenses................................    (2,093)    (2,616)
  Actuarial gain (loss).....................................       939      1,247
                                                              --------   --------
  Benefit obligation at end of year.........................  $ 12,480   $ 12,665
                                                              ========   ========
Funded status...............................................  $(12,480)  $(12,665)
Unrecognized net actuarial loss.............................     8,897      9,111
Unrecognized transition obligation..........................       807        869
                                                              --------   --------
Accrued benefit cost........................................  $ (2,776)  $ (2,685)
                                                              ========   ========

                                                                    YEAR ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                1999          1998          1997
                                                              --------      --------      --------
Components of net postretirement benefit cost:
  Service cost..............................................   $   68        $   72        $   65
  Interest cost.............................................      901           935           963
  Amortization of transition obligation.....................       62            62            62
  Net amortization and deferral of actuarial losses.........    1,107           961           733
                                                               ------        ------        ------
Net postretirement benefit cost.............................   $2,138        $2,030        $1,823
                                                               ======        ======        ======

NOTE 6--SHAREHOLDERS' EQUITY (DEFICIT)

    The Company had a stock option plan which authorized the granting of stock options by the Board of Directors for up to a maximum of 2,000,000 shares of Class A Common Stock (the "Old Plan"). In conjunction with the Merger and Recapitalization, all outstanding options under the Old Plan were cancelled and the holders of options with an exercise price less than $13.00 per share were paid the difference between $13.00 and the exercise price. Such amount for all of the then outstanding options was approximately $2.2 million. In May 1997, the Company adopted the 1997 Option Plan (the "New Plan") which authorizes the granting of stock options by a committee of the Board of Directors for up to a maximum of 2,400,000 shares of common stock. In May 1998, the New Plan was amended to increase the number of authorized shares to a maximum of 3,500,000. Options granted under the New Plan vest ratably over a period of five years from the date of grant and are exercisable over a period of ten years from the date of grant. In addition, shares issued in conjunction with the exercise of stock options under the New Plan are generally subject to a Management Stockholders' Agreement which, among other things, places restrictions on the sale or transfer of such shares.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 6--SHAREHOLDERS' EQUITY (DEFICIT) (CONTINUED)
    Stock option plan activity for 1997, 1998, and 1999 was as follows:

                                                              OLD PLAN   NEW PLAN    AVERAGE PRICE
                                                              --------   ---------   -------------
Options outstanding at December 31, 1996....................   846,876                  $10.29
Options granted.............................................             2,380,352       13.06
Options exercised...........................................   (28,002)                   6.58
Options cancelled...........................................  (818,874)    (23,500)      10.24
                                                              --------   ---------      ------
Options outstanding at December 31, 1997....................        --   2,356,852       13.06
Options granted.............................................        --     480,920       25.41
Options cancelled...........................................        --    (296,900)      25.68
                                                              --------   ---------      ------
Options outstanding at December 31, 1998....................        --   2,540,872       13.93
Options granted.............................................        --     482,800       19.24
Options cancelled...........................................        --    (106,612)      14.99
                                                              --------   ---------      ------
Options outstanding at December 31, 1999....................        --   2,917,060      $14.77
                                                              ========   =========      ======

    The following table summarizes information about stock options outstanding at December 31, 1999:

                              OPTIONS OUTSTANDING          OPTIONS EXERCISABLE
                        --------------------------------   -------------------
                                    AVERAGE    REMAINING              AVERAGE
EXERCISE PRICE           SHARES      PRICE       TERM       SHARES     PRICE
--------------          ---------   --------   ---------   --------   --------
       $13.00           2,211,652    $13.00      7.38      897,142     $13.00
     15.00-17.50          122,208     16.05      8.83       23,952      16.00
     18.00-20.00          459,800     19.14      9.23        8,000      19.97
     27.50-30.00          123,400     28.90      8.39       22,680      29.00

    The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for the stock option plans. Accordingly, no compensation cost has been recognized for the plans. Had compensation cost for the stock option plans been determined based on the fair value of the option at date of grant consistent with the requirements of SFAS No. 123,

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 6--SHAREHOLDERS' EQUITY (DEFICIT) (CONTINUED)
"Accounting for Stock-Based Compensation," the Company's income before extraordinary item and net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                     1999       1998       1997
                                                                   --------   --------   --------
Income before extraordinary item....................  As reported  $44,295    $36,510    $51,264
                                                      Pro forma     42,261     34,075     49,704

Income per share before extraordinary
  item--Basic.......................................  As reported  $  1.23    $  1.03    $   .92
                                                      Pro forma       1.17        .96        .89

Income per share before extraordinary
  item--Diluted.....................................  As reported  $  1.21    $  1.02    $   .92
                                                      Pro forma       1.15        .95        .89

Net income..........................................  As reported  $35,621    $36,510    $26,717
                                                      Pro forma     33,587     34,075     25,157

Net income per share--Basic.........................  As reported  $   .99    $  1.03    $   .48
                                                      Pro forma        .93        .96        .45

Net income per share--Diluted.......................  As reported  $   .97    $  1.02    $   .48
                                                      Pro forma        .92        .95        .45

    The fair value of each stock option has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                       1999          1998          1997
                                                     --------      --------      --------
Risk free interest rate........................          5.6%          5.1%          5.4%
Expected life..................................      4 years       4 years       4 years
Expected volatility............................         40.0%         30.0%         30.0%
Expected dividend yield........................           --            --            --

    The weighted-average fair values of options granted during 1999, 1998 and 1997 were $7.51, $8.35 and $4.18, respectively.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 6--SHAREHOLDERS' EQUITY (DEFICIT) (CONTINUED)
    Activity in the Company's Accumulated Other Comprehensive Income accounts for 1997, 1998 and 1999 is as follows:

                                                                             CUMULATIVE
                                                              CUMULATIVE      MINIMUM      ACCUMULATED
                                               CUMULATIVE    APPRECIATION     PENSION         OTHER
                                               TRANSLATION   IN MARKETABLE   LIABILITY    COMPREHENSIVE
                                               ADJUSTMENT     SECURITIES     ADJUSTMENT      INCOME
                                               -----------   -------------   ----------   -------------
Balance December 31, 1996....................   $ (1,765)        $ 3,687      $(5,809)       $ (3,887)
  Translation adjustments....................     (8,147)                                      (8,147)
  Change in appreciation in market value of
    marketable securities
    available-for-sale.......................                     (1,140)                      (1,140)
  Sale of available-for-sale securities......                     (2,547)                      (2,547)
  Change in minimum pension liability
    adjustment...............................                                   5,809           5,809
                                                --------         -------      -------        --------
Balance December 31, 1997....................     (9,912)             --           --          (9,912)
  Translation adjustments....................      2,704                                        2,704
                                                --------         -------      -------        --------
Balance December 31, 1998....................     (7,208)             --           --          (7,208)
  Translation adjustments....................     (5,820)                                      (5,820)
                                                --------         -------      -------        --------
Balance December 31, 1999....................   $(13,028)             --           --        $(13,028)
                                                ========         =======      =======        ========

    In December 1999, the Company issued 5.5 million shares of common stock in a public offering.

    At December 31, 1999, KKR and its affiliates owned 63.9% of the Company's outstanding common stock.

NOTE 7--LEASES

    At December 31, 1999, the Company was committed under operating leases which expire at various dates through 2008. Total rent expense under operating leases for the years 1999, 1998, and 1997 was $15,895, $13,927 and $11,495, respectively.

    Minimum lease payments under non-cancelable operating leases are as follows:

2000..............................................      $11,766
2001..............................................        8,186
2002..............................................        5,945
2003..............................................        4,598
2004..............................................        3,528
Beyond 2004.......................................          913
                                                        -------
  Total minimum obligation........................      $34,936
                                                        =======

NOTE 8--REPORTABLE BUSINESS SEGMENTS AND INTERNATIONAL OPERATIONS

    The Company has two reportable business segments: interconnect products and assemblies and cable products. The interconnect products and assemblies segment produces connectors and connector assemblies primarily for the communications, aerospace, industrial and automotive markets. The cable

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 8--REPORTABLE BUSINESS SEGMENTS AND INTERNATIONAL OPERATIONS (CONTINUED) products segment produces coaxial and flat ribbon cable primarily for communication markets, including cable television. The accounting policies of the segments are the same as those for the Company as a whole and are described in Note 1 herein. The Company evaluates the performance of business units on, among other things, profit or loss from operations before interest expense, goodwill and other intangible amortization expense, headquarters' expense allocations, income taxes and nonrecurring gains and losses. The Company's reportable segments are an aggregation of business units that have similar production processes and products.

                                   INTERCONNECT PRODUCTS                    CABLE
                                       AND ASSEMBLIES                      PRODUCTS                           TOTAL
                               ------------------------------   ------------------------------   --------------------------------
                                 1999       1998       1997       1999       1998       1997        1999        1998       1997
                               --------   --------   --------   --------   --------   --------   ----------   --------   --------
Net Sales
  --external.................  $769,967   $718,109   $679,887   $240,636   $200,768   $204,461   $1,010,603   $918,877   $884,348
  --intersegment.............       569        358        102      9,417      7,189      5,037        9,986      7,547      5,139
Depreciation and
  amortization...............    21,953     18,235     15,029      3,446      3,039      2,960       25,399     21,274     17,989
Segment operating
  income.....................   135,721    135,739    132,520     47,585     31,880     39,313      183,306    167,619    171,833
Segment assets...............   347,844    311,892    256,380     53,554     55,119     58,743      401,398    367,011    315,123
Additions to property,
  plant and equipment........    21,321     22,483     21,275      2,032      3,834      2,666       23,353     26,317     23,941

Reconciliation of segment operating income to consolidated income before taxes and extraordinary item:

                                                                1999       1998       1997
                                                              --------   --------   --------
Segment operating income....................................  $183,306   $167,619   $171,833
Amortization of goodwill....................................   (12,371)   (11,701)   (11,316)
Interest expense............................................   (79,297)   (81,199)   (64,713)
Headquarters' expense and other net expenses................   (15,468)   (10,736)    (8,630)
                                                              --------   --------   --------
Consolidated income before taxes and extraordinary item.....  $ 76,170   $ 63,983   $ 87,174
                                                              ========   ========   ========

Reconciliation of segment assets to consolidated total assets:

                                                                1999       1998       1997
                                                              --------   --------   --------
Segment assets..............................................  $401,398   $367,011   $315,123
Goodwill....................................................   360,999    360,265    339,223
Other unallocated assets....................................    73,979     80,125     82,808
                                                              --------   --------   --------
Consolidated total assets...................................  $836,376   $807,401   $737,154
                                                              ========   ========   ========

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 8--REPORTABLE BUSINESS SEGMENTS AND INTERNATIONAL OPERATIONS (CONTINUED)

Geographic information:

                                                                               LAND AND
                                            NET SALES                     DEPRECIABLE ASSETS
                                 --------------------------------   ------------------------------
                                    1999        1998       1997       1999       1998       1997
                                 ----------   --------   --------   --------   --------   --------
United States..................  $  627,699   $591,377   $581,278   $ 65,536   $ 70,072   $ 64,020
Europe.........................     268,815    245,057    230,923     39,811     43,301     36,519
Other..........................     199,426    155,350    133,355     14,603     13,406     11,053
Eliminations...................     (85,337)   (72,907)   (61,208)
                                 ----------   --------   --------   --------   --------   --------
    Total......................  $1,010,603   $918,877   $884,348   $119,950   $126,779   $111,592
                                 ==========   ========   ========   ========   ========   ========

    Revenues by geographic area are based on origin of shipment. The Company had export sales from the United States operations of approximately $81,000, $58,000 and $88,000 in 1999, 1998 and 1997, respectively.

NOTE 9--OTHER EXPENSES, NET

    Other income (expense) is comprised as follows:

                                                                        YEAR ENDED DECEMBER 31,
                                                                  ------------------------------------
                                                                    1999          1998          1997
                                                                  --------      --------      --------
Interest income.............................................      $   541       $   121       $   234
Foreign currency transaction gains..........................          499         1,445         1,283
Program fees on sale of accounts receivable.................       (3,851)       (4,121)       (3,671)
Minority interests..........................................       (2,220)         (849)       (1,042)
Gain on sale of marketable securities.......................                                    3,917
Agency and commitment fees..................................         (701)         (705)         (678)
Other.......................................................          470          (436)       (1,104)
                                                                  -------       -------       -------
                                                                  $(5,262)      $(4,545)      $(1,061)
                                                                  =======       =======       =======

NOTE 10--COMMITMENTS AND CONTINGENCIES

    In the course of pursuing its normal business activities, the Company is involved in various legal proceedings and claims. Management does not expect that amounts, if any, which may be required to be paid by reason of such proceedings or claims will have a material effect on the Company's financial position or results of operations.

    Subsequent to the acquisition of Amphenol from Allied Signal Corporation ("Allied") in 1987, Amphenol and Allied have been named jointly and severally liable as potentially responsible parties in relation to several environmental cleanup sites. Amphenol and Allied have jointly consented to perform certain investigations and remedial and monitoring activities at two sites and they have been jointly ordered to perform work at another site. The responsibility for costs incurred relating to these sites is apportioned between Amphenol and Allied based on an agreement entered into in connection with the acquisition. For sites covered by this agreement, to the extent that conditions or circumstances occurred or existed at the time of or prior to the acquisition, Allied is currently obligated to pay 80% of the costs up to $30,000 and 100% of the costs in excess of $30,000. At December 31, 1999, approximately $20,000 of total costs have been incurred applicable to this agreement. Management does not believe

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 10--COMMITMENTS AND CONTINGENCIES (CONTINUED) that the costs associated with resolution of these or any other environmental matters will have a material adverse effect on the Company's financial condition or results of operations.

    A subsidiary of the Company has an agreement with a financial institution whereby the subsidiary can sell an undivided interest of up to $60,000 in a designated pool of qualified accounts receivable. The agreement expires in May 2004. Under the terms of the agreement, new receivables are added to the pool as collections reduce previously sold accounts receivable. The Company services, administers and collects the receivables on behalf of the purchaser. Fees payable to the purchaser under this agreement are equivalent to rates afforded high quality commercial paper issuers plus certain administrative expenses and are included in other expenses, net, in the accompanying Consolidated Statement of Income. The agreement contains certain covenants and provides for various events of termination. In certain circumstances the Company is contingently liable for the collection of the receivables sold; management believes that its allowance for doubtful accounts is adequate to absorb the expense of any such liability. At December 31, 1999 and 1998, approximately $60,000 in receivables were sold under the agreement and are therefore not reflected in the accounts receivable balance in the accompanying Consolidated Balance Sheet.

NOTE 11--FINANCIAL INSTRUMENTS

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

    Cash and short-term cash investments: The carrying amount approximates fair value because of the short maturity of those instruments.

    Long-term debt: The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. At December 31, 1999 and 1998, based on market quotes for the same or similar securities it is estimated that the Company's 9 7/8% Subordinated Debentures were trading at a premium of 5% over book value. The book value of the Company's other long-term debt approximates fair value.

    Investments: The Company periodically uses derivative financial instruments. The instruments are primarily used to manage defined interest rate risk, and to a lesser extent foreign exchange and commodity risks arising out of the Company's core activities. In 1997, the Company entered into interest rate swaps to limit exposure to interest rate fluctuations on the Company's floating rate bank debt. At December 31, 1999 and 1998, the Company had $450,000 of interest rate swaps outstanding as described in Note 3. While it is not the Company's intention to terminate the interest rate swap agreements, the fair values were estimated by obtaining quotes from brokers which represented the amounts that the Company would receive or pay if the agreements were terminated. These fair values indicated that termination of the agreements at December 31, 1999 and 1998 would have resulted in a pretax gain of $3,543 and a pretax loss of $12,829, respectively. Due to the volatility of interest rates, these estimated results may or may not be realized.

    The Company does not utilize financial instruments for trading or other speculative purposes. It is estimated that the carrying value of the Company's other financial instruments at December 31, 1999 and 1998 approximates fair value.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 12--SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                  THREE MONTHS ENDED
                                                   ------------------------------------------------
                                                   MARCH 31   JUNE 30    SEPTEMBER 30   DECEMBER 31
                                                   --------   --------   ------------   -----------
1999
Net sales........................................  $237,164   $247,438     $256,857      $269,144
Gross profit, including depreciation.............    73,323     78,509       81,804        86,448
Income before extraordinary items................     8,239     10,463       11,586        14,007
Income per share before extraordinary
  item--Basic....................................       .23        .29          .32           .38
Income per share before extraordinary
  item--Diluted..................................       .23        .29          .32           .37
Net income.......................................     8,239     10,463       11,586         5,333
Net income per share--Basic......................       .23        .29          .32           .14
Net income per share--Diluted....................       .23        .29          .32           .14
Stock price--High................................        19 1/4       20 3/16         28 5/16        35 3/4
         --Low...................................        14 23/32       17 1/4         19 21/32        22 7/8
1998
Net sales........................................  $228,541   $227,942     $229,018      $233,376
Gross profit, including depreciation.............    74,397     74,621       72,813        72,892
Net income.......................................     9,673     10,355        8,212         8,270
Net income per share--Basic......................       .28        .30          .23           .23
Net income per share--Diluted....................       .27        .29          .23           .23
Stock price--High................................        32         30 13/16         22 1/16        17 17/32
         --Low...................................        26 5/8       19 1/2         14 29/32        13 3/4
1997
Net sales........................................  $211,773   $226,996     $223,494      $222,085
Gross profit, including depreciation.............    69,583     75,682       74,002        74,069
Income before extraordinary items................    17,497     15,774        8,559         9,434
Income per share before extraordinary
  item--Basic....................................       .20        .25          .24           .27
Income per share before extraordinary
  item--Diluted..................................       .20        .25          .24           .26
Net income (loss)................................    17,497      2,929        8,559        (2,268)
Net income (loss) per share--Basic...............       .20        .05          .24          (.06)
Net income (loss) per share--Diluted.............       .20        .05          .24          (.06)
Stock price--High................................        13         19 7/16         21 3/4        28
         --Low...................................        10 7/8       12 1/16         19 17/32        22

NOTE 13--SUBSEQUENT EVENT

    On March 14, 2000, the Board of Directors approved a two-for-one split of the Company's common stock to be paid to shareholders of record as of March 23, 2000. On April 24, 2000, the Company's shareholders approved an increase in the number of authorized shares from 40,000,000 to 100,000,000. On April 24, 2000, each shareholder received one additional share of common stock for each share of stock then held. All share and per-share amounts in the financial statements and footnotes have been restated to reflect the split.

                   CONDENSED CONSOLIDATED STATEMENT OF INCOME

                                  (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                THREE MONTHS ENDED
                                                                     MARCH 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
Net sales...................................................  $  300,049   $  237,164
Costs and expenses:
  Cost of sales, excluding depreciation and amortization....     197,176      157,289
  Depreciation and amortization expense.....................       7,039        6,885
  Selling, general and administrative expense...............      41,873       34,262
  Amortization of goodwill..................................       3,275        3,078
                                                              ----------   ----------
Operating income............................................      50,686       35,650
Interest expense............................................     (15,843)     (19,812)
Other expenses, net.........................................      (1,904)      (1,233)
                                                              ----------   ----------
Income before income taxes..................................      32,939       14,605
Provision for income taxes..................................     (12,675)      (6,366)
                                                              ----------   ----------
Net income..................................................  $   20,264   $    8,239
                                                              ==========   ==========
Net income per common share--Basic..........................  $      .49   $      .23
                                                              ==========   ==========
  Average common shares outstanding--Basic..................  41,465,756   35,724,682
Net income per common share--Diluted........................  $      .48   $      .23
                                                              ==========   ==========
  Average common shares outstanding--Diluted................  42,580,344   36,062,650

     See accompanying notes to condensed consolidated financial statements.

                      CONDENSED CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                               MARCH 31,    DECEMBER 31,
                                                                 2000           1999
                                                              -----------   ------------
                                                              (UNAUDITED)
                                         ASSETS
Current Assets:
  Cash and short-term cash investments......................   $  12,560      $  12,898
  Accounts receivable, less allowance for doubtful accounts
    of $2,419 and $2,232, respectively......................     135,218        111,711
  Inventories...............................................     184,683        189,433
  Prepaid expenses and other assets.........................      20,599         21,137
                                                               ---------      ---------
Total current assets........................................     353,060        335,179
                                                               ---------      ---------
Land and depreciable assets, less accumulated depreciation
  of $213,645 and $206,923, respectively....................     129,552        119,950
Deferred debt issuance costs................................       9,709         10,267
Excess of cost over fair value of net assets acquired.......     388,832        360,999
Other assets................................................      13,566          9,981
                                                               ---------      ---------
                                                               $ 894,719      $ 836,376
                                                               =========      =========

                         LIABILITIES AND SHAREHOLDERS' DEFICIT
Current Liabilities:
  Accounts payable..........................................   $  81,696      $  71,495
  Accrued interest..........................................      12,671          9,779
  Other accrued expenses....................................      61,694         47,824
  Current portion of long-term debt.........................      16,741         16,829
                                                               ---------      ---------
Total current liabilities...................................     172,802        145,927
                                                               ---------      ---------
Long-term debt..............................................     751,218        745,658
Deferred taxes and other liabilities........................      27,174         25,957
Shareholders' Deficit:
  Common stock..............................................          21             21
  Additional paid-in deficit................................    (311,044)      (318,641)
  Accumulated earnings......................................     270,746        250,482
  Accumulated translation adjustment........................     (16,198)       (13,028)
                                                               ---------      ---------
Total shareholders' deficit.................................     (56,475)       (81,166)
                                                               ---------      ---------
                                                               $ 894,719      $ 836,376
                                                               =========      =========

     See accompanying notes to condensed consolidated financial statements.

      CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT

               FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999

                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                             ADDITIONAL                                              ACCUMULATED        TOTAL
                                   COMMON     PAID-IN           COMPREHENSIVE         ACCUMULATED    TRANSLATION    SHAREHOLDERS'
                                   STOCK      DEFICIT              INCOME               EARNINGS      ADJUSTMENT       DEFICIT
                                  --------   ----------   -------------------------   ------------   ------------   -------------
Beginning balance at
  December 31, 1999.............    $21      ($318,641)                                 $250,482       ($13,028)      ($ 81,166)
Comprehensive income:
  Net income....................                                         [$20,264]        20,264                         20,264
                                                          -------------------------
  Other comprehensive loss, net
    of tax:
    Foreign currency translation
      adjustment................                                           (3,170)                       (3,170)         (3,170)
                                                          -------------------------
Comprehensive income............                                         [$17,094]
                                                          =========================
Issuance of 226,414 shares of
  common stock related to
  acquistion....................                 7,500                                                                    7,500
Other adjustments...............                    97                                                                       97
                                    ---      ---------                                  --------       --------       ---------
Ending balance at March 31, 2000    $21      ($311,044)                                 $270,746       ($16,198)      ($ 56,475)
                                    ===      =========                                  ========       ========       =========

                                             ADDITIONAL                                              ACCUMULATED        TOTAL
                                   COMMON     PAID-IN           COMPREHENSIVE         ACCUMULATED    TRANSLATION    SHAREHOLDERS'
                                   STOCK      DEFICIT              INCOME               EARNINGS      ADJUSTMENT       DEFICIT
                                  --------   ----------   -------------------------   ------------   ------------   -------------
Beginning balance at
  December 31, 1998.............    $18      ($499,928)                                 $214,861       ($ 7,208)      ($292,257)
Comprehensive income:
  Net income....................                                          [$8,239]         8,239                          8,239
                                                          -------------------------
    Other comprehensive loss,
      net of tax:
Foreign currency translation
  adjustment....................                                           (4,853)                       (4,853)         (4,853)
                                                          -------------------------
Comprehensive income............                                          [$3,386]
                                                          =========================
Other adjustments...............                    45                                                                       45
                                    ---      ---------                                  --------       --------       ---------
Ending balance at March 31, 1999    $18      ($499,883)                                 $223,100       ($12,061)      ($288,826)
                                    ===      =========                                  ========       ========       =========

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Net income..................................................  $20,264    $ 8,239
Adjustments for cash from operations:
  Depreciation and amortization.............................   10,314      9,963
  Amortization of deferred debt issuance costs..............      558        691
  Net change in non-cash components of working capital         11,280     (6,365)
                                                              -------    -------
Cash flow provided by operations............................   42,416     12,528
                                                              -------    -------
Cash flow from investing activities:
  Capital additions, net....................................  (10,267)    (5,595)
  Investment in acquisitions................................  (33,565)    (1,416)
                                                              -------    -------
Cash flow used by investing activities......................  (43,832)    (7,011)
                                                              -------    -------
Cash flow from financing activities:
Net change in borrowings under revolving credit
  facilities................................................    1,078     (4,821)
                                                              -------    -------
Cash flow provided (used) by financing activities...........    1,078     (4,821)
                                                              -------    -------
Net change in cash and short-term cash investments               (338)       696
Cash and short-term cash investments balance, beginning of
  period                                                       12,898      3,095
                                                              -------    -------
Cash and short-term cash investments balance, end of period   $12,560    $ 3,791
                                                              =======    =======
Cash paid during the period for:
  Interest..................................................  $12,393    $14,058
  Income taxes paid (refunded), net.........................    5,940       (110)

     See accompanying notes to condensed consolidated financial statements.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1--PRINCIPLES OF CONSOLIDATION AND INTERIM FINANCIAL STATEMENTS

    The condensed consolidated balance sheet as of March 31, 2000 and December 31, 1999, and the related condensed consolidated statements of income and of changes in shareholders' deficit and of cash flow for the three months ended March 31, 2000 and 1999 include the accounts of the Company and its subsidiaries. The interim financial statements included herein are unaudited. In the opinion of management all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such interim financial statements have been included. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the financial statements and notes included in the Company's 1999 Annual Report on Form 10-K.

NOTE 2--INVENTORIES

Inventories consist of:

                                                        MARCH 31,    DECEMBER 31,
                                                          2000           1999
                                                       -----------   ------------
                                                       (UNAUDITED)
Raw materials and supplies...........................    $ 29,064      $ 28,022
Work in process......................................     115,333       115,231
Finished goods.......................................      40,286        46,180
                                                         --------      --------
                                                         $184,683      $189,433
                                                         ========      ========

NOTE 3--REPORTABLE BUSINESS SEGMENTS (UNAUDITED)

    The Company has two reportable business segments: interconnect products and assemblies and cable products. The interconnect products and assemblies segment produces connectors and connector assemblies primarily for the communications, aerospace, industrial and automotive markets. The cable products segment produces coaxial and flat ribbon cable primarily for communication markets, including cable television. The Company evaluates the performance of business units on, among other things, profit or loss from operations before interest expense, goodwill and other intangible amortization expense, headquarters' expense allocations, income taxes and nonrecurring gains and losses. The Company's reportable segments are an aggregation of business units that have similar production processes and products. The segment results for the three months ended March 31, 2000 and 1999 are as follows:

                              INTERCONNECT PRODUCTS          CABLE
                                 AND ASSEMBLIES            PRODUCTS                TOTAL
                              ---------------------   -------------------   -------------------
                                2000        1999        2000       1999       2000       1999
                              ---------   ---------   --------   --------   --------   --------
Net sales
  -- external...............  $225,347    $178,008    $74,702    $59,156    $300,049   $237,164
  -- intersegment...........        75         156      3,582      2,150       3,657      2,306
Segment operating income....    42,378      29,623     15,147     10,910      57,525     40,533

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 3--REPORTABLE BUSINESS SEGMENTS (UNAUDITED) (CONTINUED)
Reconciliation of segment operating income to consolidated income before taxes for the three months ended March 31, 2000 and 1999:

                                                              2000       1999
                                                            --------   --------
Segment operating income..................................  $57,525    $40,533
Amortization of goodwill..................................   (3,275)    (3,078)
Interest expense..........................................  (15,843)   (19,812)
Headquarters' expense and other net expenses..............   (5,468)    (3,038)
                                                            -------    -------
Consolidated income before income taxes...................  $32,939    $14,605
                                                            =======    =======

NOTE 4--COMMITMENTS AND CONTINGENCIES

    In the course of pursuing its normal business activities, the Company is involved in various legal proceedings and claims. Management does not expect that amounts, if any, which may be required to be paid by reason of such proceedings or claims will have a material effect on the Company's financial condition or results of operations.

    Subsequent to the acquisition of Amphenol from Allied Signal Corporation ("Allied") in 1987, Amphenol and Allied have been named jointly and severally liable as potentially responsible parties in relation to several environmental cleanup sites. Amphenol and Allied have jointly consented to perform certain investigations and remedial and monitoring activities at two sites and they have been jointly ordered to perform work at another site. The responsibility for costs incurred relating to these sites is apportioned between Amphenol and Allied based on an agreement entered into in connection with the acquisition. For sites covered by this agreement, to the extent that conditions or circumstances occurred or existed at the time of or prior to the acquisition, Allied is currently obligated to pay 80% of the costs up to $30,000 and 100% of the costs in excess of $30,000. Management does not believe that the costs associated with resolution of these or any other environmental matters will have a material adverse effect on the Company's financial condition or results of operations.

    A subsidiary of the Company has an agreement with a financial institution whereby the subsidiary can sell an undivided interest of up to $60,000 in a designated pool of qualified accounts receivable. The agreement expires in May 2004. Under the terms of the agreement, new receivables are added to the pool as collections reduce previously sold accounts receivable. The Company services, administers and collects the receivables on behalf of the purchaser. Fees payable to the purchaser under this agreement are equivalent to rates afforded high quality commercial paper issuers plus certain administrative expenses and are included in other expenses, net, in the accompanying Condensed Consolidated Statement of Income. The agreement contains certain covenants and provides for various events of termination. In certain circumstances the Company is contingently liable for the collection of the receivables sold; management believes that its allowance for doubtful accounts is adequate to absorb the expense of any such liability. At March 31, 2000 and December 31, 1999, approximately $60,000 in receivables were sold under the agreement and are therefore not reflected in the accounts receivable balance in the accompanying Condensed Consolidated Balance Sheet at those dates.

NOTE 5--STOCK SPLIT

    On March 14, 2000, the Board of Directors approved a two-for-one split of the Company's common stock to be paid to shareholders of record as of March 23, 2000. On April 24, 2000, the Company's shareholders approved an increase in the number of authorized shares from 40,000,000 to 100,000,000. On April 24, 2000, each shareholder received one additional share of common stock for each share of stock then held. All share and per-share amounts in the financial statements and footnotes have been restated to reflect the split.

Picture of a connector and connector components used in industrial applications.

Picture of seven different cable assemblies used for automotive safety applications, including airbag and seatbelt pretensioner interconnect systems, antilock braking systems, automatic transmission equipment and audio systems.

Picture of three highly engineered fiber optic cable assemblies used in hostile environments including aerospace equipment.

Picture of a variety of coaxial cable used for transmission of video, voice and data signals including cable television signals.

Picture of a variety of coaxial cable connectors used to connect coaxial cables and transmit radio frequency.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
         , 2000

                              AMPHENOL CORPORATION

                    6,000,000 SHARES OF CLASS A COMMON STOCK

                              --------------------

                                   PROSPECTUS
                            ------------------------

                          DONALDSON, LUFKIN & JENRETTE

                                LEHMAN BROTHERS
                              MERRILL LYNCH & CO.
                              SALOMON SMITH BARNEY

          ------------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of Amphenol have not changed since the date hereof.
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The estimated expenses payable by Amphenol in connection with the offering described in this Registration Statement are as follows:


Registration Fee............................................  $110,663
Legal fees and expenses.....................................   350,000
Blue Sky fees and expenses..................................     2,500
Accounting fees and expenses................................    60,000
Transfer agent and expenses.................................     2,500
Printing and duplicating expenses...........................   120,000
Miscellaneous expenses......................................    49,337
                                                              --------
    Total...................................................  $695,000
                                                              ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative, or investigative (other than action by or in the right of the corporation a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise. Article VII of the Registrant's Restated Certificate of Incorporation and Article IV of the Registrant's By-laws requires indemnification to the fullest extent permitted by Delaware law.

    Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability (i) for any transaction from which the director derives an improper personal benefit,
(ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for improper payment of dividends or redemption of shares, or (iv) for any breach of a director's duty of loyalty to the company or its stockholders. Article VII of the Registrant's Restated Certificate of Incorporation includes such a provision.

ITEM 16. EXHIBITS.

    See Exhibit Index.

ITEM 17. UNDERTAKINGS.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each filing of the Amphenol's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in response to Item 15, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Wallingford, State of Connecticut, on May 3, 2000.


                                                       AMPHENOL CORPORATION

                                                       By:            /s/ MARTIN H. LOEFFLER
                                                            -----------------------------------------
                                                                        Martin H. Loeffler
                                                              CHAIRMAN, CHIEF EXECUTIVE OFFICER AND
                                                                            PRESIDENT

                               POWER OF ATTORNEY


    Pursuant to the requirements of the Securities Act, this amendment to the Registration Statement has been signed on May 3, 2000 by the following persons in the capacities indicated.


                      SIGNATURE                                            TITLE
                      ---------                                            -----
                          *                            Chairman, Chief Executive Officer and
     -------------------------------------------         President (Principal Executive Officer)
                 Martin H. Loeffler

                          *                            Chief Financial Officer (Principal Financial
     -------------------------------------------         and Accounting Officer)
                  Edward G. Jepsen

                          *                            Director
     -------------------------------------------
                   Andrew Clarkson

                          *                            Director
     -------------------------------------------
                  G. Robert Durham

                          *                            Director
     -------------------------------------------
                   Henry R. Kravis

                          *                            Director
     -------------------------------------------
                 Marc S. Lipschultz

                      SIGNATURE                                            TITLE
                      ---------                                            -----
                          *                            Director
     -------------------------------------------
                Michael W. Michelson

                          *                            Director
     -------------------------------------------
                  George R. Roberts

*By:                  /s/ EDWARD C. WETMORE
             --------------------------------------
                        Edward C. Wetmore
                       AS ATTORNEY IN FACT

                                 EXHIBIT INDEX


       EXHIBIT
         NO.                               DESCRIPTION OF EXHIBIT
---------------------   ------------------------------------------------------------
         1.1            Form of Underwriting Agreement.*

         2.1 Agreement and Plan of Merger dated as of January 23, 1997 between NXS Acquisition Corp. and Amphenol Corporation
                        (incorporated by reference to Current Report on Form 8-K dated January 23, 1997).

         2.2 Amendment, dated as of April 9, 1997, to the Agreement and Plan of Merger between NXS Acquisition Corp. and Amphenol
                        Corporation, dated as of January 23, 1997 (incorporated by reference to the Registration Statement on Form S-4 (File
                        No. 333-25195) filed on April 15, 1997).

         3.1            Amended and Restated Certificate of Incorporation of the
                        Company (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K dated April 28, 2000).

         3.2            By-Laws of the Company as of May 19, 1997--NXS Acquisition
                        Corp. By-Laws (incorporated by reference to Exhibit 3.2 to the June 30, 1997 10-Q).

         4.1 Form of Class A common stock certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 (File No. 333-42296) of the Company).

         4.2            Indenture between Amphenol Corporation and IBJ Schroeder
                        Bank and Trust Company, as Trustee, dated as of May 19,
                        1997, relating to Senior Subordinated Notes due 2007
                        (incorporated by reference to Exhibit 4.1 to the June 30, 1997 10-Q).

         5.1 Opinion of legal counsel regarding legality of securities being registered.*

        23.1            Consent of Deloitte & Touche LLP.*

        23.3            Consent of legal counsel included in Exhibit 5.1.*

        24.1            Power of Attorney included in Part II of the Registration
                        Statement.


------------------------


*   Filed herewith